Exhibit 1.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

January 25, 2010

The following is Management’s Discussion and Analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the year ended October 31, 2009 and its financial position as of October 31, 2009. This MD&A should be read in conjunction with the audited consolidated financial statements and notes that follow. For additional information and details, readers are also referred to the unaudited quarterly financial statements and quarterly MD&A for fiscal 2009, the Company’s Annual Information Form for fiscal 2009 (AIF), and the Company’s Annual Report on Form 40-F, each of which is published separately and is available as applicable, at www.mdsinc.com, www.sedar.com and www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results of operations and financial position. To do so, the Company provides information and analysis comparing the results of operations and financial position for the current year with those of the preceding two fiscal years. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

Amounts are in millions of United States (U.S.) dollars, except per share amounts and where otherwise noted.

Caution regarding forward-looking statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements, including statements with respect to the impact of the completion of the sale of MDS Analytical Technologies on the Company’s operations and financial results, the strategy of the continuing businesses, the proposed use of proceeds from the sale of MDS Analytical Technologies, if completed, the Company’s intention to sell MDS Pharma Services’ Early Stage operations, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; the strength of the global economy, in particular the economies of Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; the stability of global equity markets; our ability to complete the sale of MDS Analytical Technologies and our intended sale of MDS Pharma Services Early Stage operations in a timely manner, or at all; our ability to retain customers as a result of any perceived uncertainty relating to the planned sale of MDS Analytical Technologies and the intended sale of MDS Pharma Services Early Stage operations; the fact that our operations will be substantially reduced as a result of the sale of MDS Analytical Technologies and the intended sale of MDS Pharma Services Early Stage operations; liabilities that we will retain from businesses sold; our ability to complete other strategic transactions and to execute them successfully; our ability to remain in compliance with our senior unsecured notes and credit facilities covenants; our ability to negotiate future credit agreements which may or may not be on terms favourable to us; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes including the return to service of the National Research Universal reactor owned and operated by Atomic Energy of Canada Limited; the impact of the movement of certain currencies relative to other currencies, particularly the U.S. dollar, Canadian dollar and the Euro; changes in interest rates in Canada, the U.S., and elsewhere; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology systems; our ability to compete effectively; the risk of environmental liabilities; our ability to maintain effectiveness of our clinical trials; new accounting standards that impact the policies we use to report our financial condition and results of operations; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups; our ability to negotiate and maintain collective-bargaining agreements for certain of our employees; natural disasters; public-health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in section 3.10 of our AIF; and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

Use of Non-GAAP Measures
In addition to measures based on U.S. Generally Accepted Accounting Principles (GAAP) used in this MD&A, the following terms are also used: net revenues, adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA); adjusted EBITDA margin; adjusted earnings per share, operating working capital and operating working capital days. These terms are not defined by GAAP and our use of such terms may vary from that of other companies. In addition, measurement of growth is not defined by GAAP and our use of growth may vary from that of other companies. Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported in accordance with GAAP. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures. In fiscal 2009, net revenue growth, adjusted EBITDA, and operating working capital days are the primary metrics for our annual incentive compensation plan for senior management. In fiscal 2008, adjusted EBITDA and operating working capital days were the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and so that these events and transactions can be viewed from our management’s perspective.

Introduction
MDS operates as a global life sciences company that provides market-leading products and services that its customers need for the development of drugs, and for the prevention, diagnosis and treatment of disease. We are a leading global provider of medical isotopes, pharmaceutical contract research and analytical instruments. We have been operating with three business segments: MDS Nordion, which is focused on medical imaging and radiotherapeutics, and sterilization technologies; MDS Pharma Services, which provides pharmaceutical contract research; and MDS Analytical Technologies, which involves the development, manufacture, and sale of analytical instruments.

Key events of fiscal 2009
• February 2, 2009	-	MDS forms Special Committee to continue its review of strategic alternatives
• May 18, 2009	-	MDS incurs medical isotope supply disruption due to the Atomic Energy of Canada Limited (AECL) shutdown of the National Research Universal (NRU) reactor
• June 1, 2009	-	MDS announces its intent to divest MDS Pharma Services Late Stage operations (Phase II-IV and Central Labs)
• July 1, 2009	-	MDS sells MDS Pharma Services Phase II-IV for $50 million in cash
• September 2, 2009	-	MDS announces strategic repositioning
	-	MDS announces its intention to sell its remaining MDS Pharma Services Early Stage operations (Early Stage)
	-	MDS announces agreement to sell MDS Analytical Technologies for $650 million in cash
	-	MDS announces intent to return $400 million to $450 million of sale proceeds to shareholders through a substantial issuer bid
• October 30, 2009	-	MDS sells MDS Pharma Services Central Labs for $6 million in cash

Strategic repositioning
During the latter part of fiscal 2008 and fiscal 2009, the Company, under the supervisions of a Special Committee and with the assistance of legal and financial advisors, reviewed an extensive range of strategic alternatives for MDS. On September 2, 2009, the Company announced a strategic repositioning pursuant to which the Company agreed to sell MDS Analytical Technologies and announced an intention to sell MDS Pharma Services such that, following the repositioning, the Company would be focused primarily on its MDS Nordion business. The Board of Directors believes that the strategic repositioning is in the best interests of the Company and its shareholders because, among other things, it is expected to provide the greatest opportunity to unlock the value of MDS's businesses in the near-term and also enable a substantial portion of the sale proceeds to be returned to shareholders. A summary of the principal reasons for the strategic review process and the factors considered by the Board of Directors in approving the strategic repositioning are set forth in the Company's September 17, 2009, management information circular (Circular) for the special meeting of the Company's shareholders that was held on October 20, 2009, a copy of which is available at www.sedar.com.

During fiscal 2009, as part of the strategic review process, we sold the MDS Pharma Services Phase II-IV and Central Labs and announced our intention to sell Early Stage. We also announced that we had entered into an agreement to sell MDS Analytical Technologies. As a result of these transactions and announcements, MDS has reported MDS Pharma Services and MDS Analytical Technologies as discontinued operations for all periods presented herein. Details of the discontinued operations are provided in the “Divestitures and Discontinued Operations” section of this MD&A.

Following the sale of the MDS Analytical Technologies business, we currently intend to retire all the outstanding senior unsecured notes and to distribute approximately $400 million to $450 million of the sale proceeds to shareholders pursuant to a substantial issuer bid. The actual amount used to fund the substantial issuer bid will be determined at the time the bid is commenced and will take into account the expected impact on the liquidity of the Common shares subsequent to the substantial issuer bid and current estimates of future cash requirements to fund transactions and restructuring costs, ongoing operations and future expenditures. We currently intend to proceed with a substantial issuer bid within 30 days following completion of the sale of MDS Analytical Technologies.

Upon completion of the aforementioned divestitures, we expect MDS to remain a publicly traded entity consisting primarily of the MDS Nordion business. As part of the strategic repositioning, we are currently planning to seek shareholder approval at the next Annual and Special Meeting of Shareholders to change the Company’s name to Nordion Inc. We also intend to wind-down the existing head office operations in Toronto, Canada, which currently employs approximately 150 people, and to establish a new corporate office at MDS Nordion offices in Ottawa, Canada. This transition is intended to result in the establishment and hiring of approximately 50 positions in Ottawa with the remaining corporate positions being eliminated due to the reduced scale of the ongoing operations. The severance and benefits costs, including those for the executive officers, of closing the Toronto office are estimated to be approximately $30 million, of which a pre-tax restructuring charge of $9 million was recorded in the fourth quarter of fiscal 2009 related to this initiative. On completion of the restructuring of the corporate functions and other strategic repositioning activities, we currently expect to generate positive EBITDA and positive cash flow with MDS Nordion as the main operating business even without the contributions generated from the NRU reactor supplied medical isotopes. We will continue to focus on building MDS Nordion’s core strengths and leadership position in providing medical isotopes for medical imaging and radiotherapeutics, and sterilization technologies.

Our continuing operations, as presented in this MD&A, consist of the MDS Nordion business as well as certain corporate functions, which we report as Corporate and Other. Included in Corporate and Other are finance, information technology and systems, real estate, human resources, and certain assets and liabilities expected to be retained by the Company upon the completion of the aforementioned strategic repositioning.

Sale of MDS Pharma Services Phase II-IV
On July 1, 2009, we completed the sale of MDS Pharma Services Phase II-IV (Phase II-IV) for total cash consideration of $50 million, subject to certain closing adjustments including final working capital, cash, and indebtedness amounts. The consideration includes $10 million in restricted cash that will be paid or released to MDS upon meeting post-closing obligations (subject to set off for any claims for breach of representations and warranties under the sale agreement) and $3 million to be paid following the delivery of certain tax certifications. MDS expects the $10 million to be released to us within 15 months from the closing date of July 1, 2009. We recorded an after-tax loss of $7 million on the sale. As part of this sale, we signed a Transition Services Agreement (TSA) to provide certain post closing transition services to the buyer for a period of six months from the closing date with an option by the buyer to extend for an additional six months. The total cash consideration includes $2 million related to the TSA in which $1 million has been recorded in “(Loss) income from continuing operations” in the consolidated statements of operations in fiscal 2009 and the remainder will be recorded in the first quarter of fiscal 2010 when the TSA is anticipated to be completed.

Sale of MDS Pharma Services Central Labs
On October 30, 2009, we completed the sale of MDS Pharma Services Central Labs (Central Labs) for total cash consideration of $6 million, subject to certain closing adjustments. We recorded an after-tax loss of $25 million on the sale. The loss on sale includes a $13 million preliminary closing adjustment, which is an increase in the sale proceeds, and recognition of an unrealized foreign currency translation gain of $4 million. We expect to finalize the loss on sale during fiscal 2010 for post-closing adjustments. As part of this sale, we signed a TSA to provide certain post closing transition services to the buyer for a period of six months from the closing date with an option by the buyer to extend for an additional six months. In addition to the total consideration of $6 million, we expect to receive an additional $2 million in cash related to this TSA during fiscal 2010.  The purchase price may be increased by up to $4 million if certain performance thresholds are attained by Central Labs following the closing.

Intent to sell MDS Pharma Services Early Stage
On September 2, 2009, we announced our intention to sell Early Stage (Discovery through Phase IIa), in which we are a leader in molecular screening and profiling, and have one of the largest Phase I bed capacities in the industry.

As a result of this decision, MDS has reflected the total assets and total liabilities of Early Stage at the lower of their carrying value or their fair value less costs to sell as “Assets of discontinued operations” and “Liabilities of discontinued operations” in the consolidated statements of financial position, respectively. The assets included in “Assets of discontinued operations” are not being depreciated. The results of operations of Early Stage are included in “(Loss) income from discontinued operations, net of income taxes” in the consolidated statements of operations. As a result of MDS’s intention to sell Early Stage, MDS estimated the loss on sale utilizing a fair value based on appraisals, estimated net proceeds upon sale, and discounted cash flows. As a result, we recorded an estimated pre-tax loss on sale of $13 million in the fourth quarter of fiscal 2009. This estimated loss on sale includes recognition of an unrealized foreign currency translation gain of $44 million. While management believes that the estimated loss as of October 31, 2009 was its then best estimate and that its valuation methods were reasonable and appropriate in the circumstances, the ultimate amount of this estimated loss may vary significantly. During the first quarter of fiscal 2010, continued deterioration of market conditions, the declining Early Stage customer base and new developments in the ongoing strategic review process, including recent discussions with interested parties, are now likely to result in lower sale proceeds than previously expected, which could lead to an additional loss on sale in the range of $30 million to $60 million. We also recorded non-cash long-lived asset impairment charges of $7 million and $2 million in the third and fourth quarters of fiscal 2009, respectively, in “(Loss) income from discontinued operations, net of income taxes”.

In addition to the planned shareholder distribution of $400 million to $450 million following the sale of MDS Analytical Technologies, we previously expected to make a secondary shareholder distribution with a portion of the net cash proceeds from the sale of Early Stage. Subsequent to year-end, continued deterioration of market conditions, the declining Early Stage customer base and new developments in the ongoing strategic review process, including recent discussions with interested parties, are now likely to result in lower sale proceeds than previously expected, which we now believe may not be sufficient to fund a distribution to shareholders. The amount of proceeds that are received in cash upon the completion of the intended sale may not exceed the associated transaction and restructuring costs, and other obligations retained as a result of the sale of the business. In the event that the proceeds from the intended sale of Early Stage exceed the costs and retained obligations, the amount, timing and manner of a distribution, if any, whether by way of return of capital, substantial issuer bid, dividend or otherwise will be determined following the completion of the intended sale of Early Stage. While we believe it is probable that a sale of Early Stage will occur, in the unlikely event that a transaction does not occur, we currently intend to retain and invest in building the business.

Sale of MDS Analytical Technologies
On September 2, 2009, MDS announced that we have entered into an agreement to sell MDS Analytical Technologies to Danaher Corporation (Danaher). Total consideration for this sale is $650 million in cash subject to certain closing adjustments including final working capital, cash, and indebtedness amounts. The sale remains subject to certain closing conditions and approvals, including clearance by the U.S. Federal Trade Commission (FTC). Under the terms of the sale, Danaher would acquire MDS Analytical Technologies, which includes approximately 1,100 employees operating in 10 countries, and its two joint ventures, Applied Biosystems MDS Analytical Technologies Instruments and PerkinElmer Sciex Instruments. Under a separate arrangement, Danaher has agreed to purchase the portion of the Applied Biosystems MDS Analytical Technologies Instruments mass spectrometry joint venture partnership held by Life Technologies Corporation (Life). Completion of each transaction is conditional on the concurrent closing of the other transaction.

We determined that the sale of MDS Analytical Technologies constituted a sale of substantially all of the assets under the Canada Business Corporations Act, which required approval by shareholders. On October 20, 2009, we announced that our shareholders had approved the sale of MDS Analytical Technologies to Danaher at a Special Meeting of Shareholders and that in excess of 99% of the Common shares voted were in favour of the sale. On November 3, 2009, we announced that MDS and Danaher had received a Second Request for information from the FTC regarding the sale of MDS Analytical Technologies. The Second Request relates to a global market segment that MDS and Danaher estimate generates less than $50 million in annual revenues for all sellers combined. The effect of the Second Request is to extend the waiting period imposed by the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended for a period of 30 calendar days from the date of the parties’ substantial compliance with the request, unless the waiting period is earlier terminated. MDS and Danaher continue to cooperate with the FTC.

On December 11, 2009, we were served with a Notice of Application (Notice) from PerkinElmer, Inc. (PerkinElmer) with whom MDS has a joint venture to develop, manufacture and sell inductively coupled plasma mass spectrometers. This product line represents less than 10% of annual revenue generated by MDS Analytical Technologies. The Notice relates to the previously announced sale of MDS Analytical Technologies to Danaher and has been filed with the Ontario Superior Court of Justice. PerkinElmer seeks a range of alternative possible remedies including: court direction with respect to the development of protocols to enforce key provisions of the joint venture agreement between MDS and PerkinElmer; an injunction preventing enforcement of provisions in the sale agreement of MDS Analytical Technologies to Danaher, which provide for MDS’s retention of the joint venture; or an interim and permanent injunction preventing the completion of the sale of MDS Analytical Technologies to Danaher. On January 25, 2010, the above action was dismissed.

MDS has reflected the total assets and total liabilities of MDS Analytical Technologies at the lower of their carrying value or fair value less costs to sell as “Assets of discontinued operations” and “Liabilities of discontinued operations” in the consolidated statements of financial position, respectively. The assets included in “Assets of discontinued operations” are not being depreciated. The carrying value of MDS Analytical Technologies’ net assets did not exceed its fair value less costs to sell resulting in no write-down of this business as of October 31, 2009. The results of operations of MDS Analytical Technologies are included in “(Loss) income from discontinued operations, net of income taxes” in the consolidated statements of operations. MDS expects to finalize the sale of MDS Analytical Technologies during the first calendar quarter of 2010 and to record an after-tax gain on the sale in the range of $10 million to $20 million.

As previously discussed, following the completion of the sale of MDS Analytical Technologies, we currently intend to use the sale proceeds plus existing cash on hand of $298 million to redeem the senior unsecured notes and to initiate the return of $400 million to $450 million to our shareholders through a substantial issuer bid.

Medical isotope supply disruption
On May 18, 2009, AECL announced that its NRU reactor would be out of service for more than one month due to a heavy water leak in the reactor vessel. On May 27, 2009, AECL announced that they believed the NRU reactor would be out of service for at least three months. On August 12, 2009, AECL further clarified that they expected the NRU reactor would return to service by the end of first calendar quarter of 2010. On January 13, 2010, AECL, in its weekly update on the status of the NRU reactor repairs, stated that the current schedule targets return to service by the end of March 2010; however, if there are continuing challenges with the repair process, the NRU reactor return to service schedule could extend into April 2010. It is possible that the NRU reactor will be out of service for a period longer than currently announced by AECL. Since the NRU reactor has been out of service, and as a result of the limited global supply, MDS Nordion has been unable to secure an alternate source of the primary medical isotope molybdenum-99 (Mo99). NRU reactor supplied isotopes have historically contributed approximately $4 million per month of adjusted EBITDA.  While short-term alternative supply is not available, MDS continues to seek alternate long-term supply, which will not likely generate meaningful supply for at least five years, if at all. In relation to long-term supply, on April 28, 2009, we announced that MDS Nordion has entered into an agreement with TRIUMF, Canada’s national laboratory for particle and nuclear physics, to study the preliminary stage of feasibility of producing a viable and reliable supply of photo fission-based Mo99. Subsequently, on June 15, 2009, we announced an agreement with the Karpov Institute of Physical Chemistry in Moscow, Russia, to study the feasibility of the Karpov Institute providing us with a viable and reliable reactor based supply of Mo99. Although we are also actively seeking other sources of isotope supply, it is uncertain as to whether, and/or when, any of these alternate sources of supply, which are all in feasibility assessment, will become commercially viable.

MDS Nordion has communicated its view that the Government of Canada should restart the MAPLE Facilities project. In this regard, MDS Nordion announced on July 30, 2009, that the Company had submitted a proposal to the Government of Canada’s Expert Review Panel on Medical Isotope and Technetium-99m Generator Production. MDS Nordion believes, with expertise and guidance from the South African Nuclear Energy Corporation, owner and operator of the SAFARI-1 reactor, a solution that meets the technical and regulatory requirements needed for the provision of a secure supply of medical isotopes could be achieved in an estimated
24 months. On December 3, 2009, the Expert Review Panel released a report, which did not recommend or provide an assessment on specific proposals. The report broadly assessed alternatives and while it provides for consideration of a solution involving the MAPLE Facilities, the MAPLE Facilities were not included in the Expert Review Panel’s technology-specific recommendations. The Government of Canada has not responded to this report and MDS continues to focus on arbitration proceedings with AECL, which are described below, to compel AECL to complete the MAPLE Facilities.

As noted above, the shortfall in medical isotopes from the AECL shutdown of the NRU reactor is expected to decrease the adjusted EBITDA of the Company by approximately $4 million per month. The earnings impact from an extended NRU reactor shutdown, combined with the continued negative impact of existing market conditions has increased the risk of breaching certain debt covenants. Following the sale of MDS Analytical Technologies, which is expected in the first calendar quarter of 2010, we intend to redeem the senior unsecured notes using the sale proceeds of MDS Analytical Technologies and expect to terminate our credit facilities, based on the terms of the respective agreements. Depending on the timing of the sale of MDS Analytical Technologies, and based on the reporting of compliance with the covenants with respect to our first quarter of fiscal 2010, a breach of certain debt covenants related to the senior unsecured notes and the revolving credit facility may occur during our second quarter of fiscal 2010. The Company is carefully monitoring this risk and has developed contingency plans to mitigate a potential covenant breach, which may include requesting waivers related to our senior unsecured notes and our revolving credit facility, which is currently undrawn. Should a breach of these covenants occur, remediation may require repayment of all outstanding senior unsecured notes currently valued at
$199 million ($221 million as of October 31, 2009) plus accrued interest and associated tax-deductible make-whole payments of approximately $24 million and may prevent us from accessing the existing revolving credit facility.

MAPLE Facilities
AECL and the Government of Canada unilaterally announced in fiscal 2008 their intention to discontinue the development work on the MAPLE Facilities. At the same time, AECL and the Government of Canada also publicly announced that they would continue to supply medical isotopes from the current NRU reactor, and would pursue a license extension of the NRU reactor operations past its current expiry date of October 31, 2011. On July 8, 2008, MDS served AECL with a notice of arbitration proceedings seeking an order to compel AECL to fulfill its contractual obligations and claiming C$1.6 billion (US$1.5 billion) in damages from AECL and the Government of Canada. MDS continues to pursue these actions with its current emphasis on arbitration proceedings. In addition to the legal proceedings initiated by MDS against AECL and the Government of Canada, we are currently exploring options, as described above, for both the long-term supply of reactor-based medical isotopes and isotopes produced by other modalities. MDS Nordion has also urged the Government of Canada and AECL to consult with international experts and obtain their assistance toward activating the MAPLE Facilities project.

Continuing operations
Financial highlights

	2009	2008	2007
Revenues from continuing operations	$231	$296	$290
(Loss) income from continuing operations	$(15)	$(246)	$12
Income tax expense (recovery)	13	(98)	2
Net interest expense (income)	-	(9)	(22)
Change in fair value of interest rate swaps	-	(2)	(1)
Depreciation and amortization	24	25	23
EBITDA from continuing operations	22	(330)	14
Restructuring charges, net	9	1	9
Write-down of investments and valuation provisions	1	10	8
Gain on sale of investments	-	-	(7)
Loss (gain) on sale of a business	-	4	(1)
MAPLE Facilities write-off	-	341	-
Adjusted EBITDA from continuing operations	$32	$26	$23
Adjusted EBITDA margin from continuing operations	14%	9%	8%
Total assets of continuing operations	$685	$591	$1,551

The continuing operations consist of MDS Nordion business, as well as certain corporate functions, which we report as Corporate and Other. Included in Corporate and Other are finance, information technology and systems, real estate, human resources, and certain assets and liabilities expected to be retained by MDS upon the completion of the aforementioned strategic repositioning. Certain corporate employees provide services to all of MDS, including MDS Analytical Technologies and MDS Pharma Services, which are reported in discontinued operations, however, the full cost of these employees is reflected in continuing operations for all reported periods.

Revenues from continuing operations
Revenues from continuing operations in fiscal 2009 of $231 million were $65 million lower compared to fiscal 2008. The decrease was primarily due to lower volumes from medical imaging driven by the unexpected and prolonged shutdown of AECL’s NRU reactor, lower cobalt supply, the negative impact of foreign exchange and lower revenues from the fiscal 2008 divestiture of external beam therapy and self-contained irradiator product lines, partially offset by increased pricing and growth in certain radiotherapeutic products. The self-contained irradiator product lines contributed $17 million to the revenues in fiscal 2008. Excluding the impact of foreign exchange and divestitures, revenues from continuing operations declined by 10%.

Revenues from continuing operations in fiscal 2008 of $296 million were $6 million higher than in fiscal 2007 primarily due to higher revenue related to increased cobalt shipments and a weaker U.S. dollar on average in fiscal 2008. The increase in revenues was partially offset by lower revenues from the external beam therapy and self-contained irradiator product lines that were sold during fiscal 2008.

Loss from continuing operations
The loss from continuing operations in fiscal 2009 of $15 million was significantly lower than the $246 million loss in fiscal 2008 due to the $246 million after-tax ($341 million pre-tax) MAPLE Facilities write-off on the discontinuance of the development work on the MAPLE Facilities by AECL in fiscal 2008. This impact was partially offset by lower revenues due to the NRU reactor shutdown and lower cobalt supply, lower interest income and higher interest expense recorded in fiscal 2009 compared to fiscal 2008. The MAPLE Facilities write-off consists of the non-cash write-off of $501 million of construction in-progress, net of $14 million of long-term financing liability, and $146 million financing liability.

The loss from continuing operations in fiscal 2008 was $246 million compared to income of $12 million in fiscal 2007 primarily due to MAPLE Facilities write-off in fiscal 2008.

Income taxes

	2009	2008	2007
(Loss) income from continuing operations before income taxes	$(2)	$(344)	$14
Income tax expense (recovery)	$13	$(98)	$2
Effective tax rate	(650%)	28%	14%
Statutory tax rate	32%	33%	35%

In fiscal 2009, we reported an income tax expense of $13 million on a loss from continuing operations before income taxes of $2 million.  At a 32% statutory tax rate for fiscal 2009, our expected income tax recovery is $1 million.  Included in income tax expense of the continuing operations of $13 million is a $12 million valuation allowance on deferred tax assets that relate to losses that are reflected in discontinued operations and a $3 million increase in reserves in accordance with Accounting Standards Codification (ASC) 740-10, “Uncertainty in Income Taxes” (formerly, FIN 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109”).

In fiscal 2008, we reported an income tax recovery of $98 million at an effective tax rate of 28%, which is lower than our 33% statutory tax rate. This variance was primarily due to the tax recovery of $18 million on the $341 million MAPLE Facilities write-off at a 28% rate, which was partially offset by a tax expense reduction of $11 million relating to the recognition of tax credits for research and development.

In fiscal 2007, we reported an income tax expense of $2 million at an expected tax rate of 14%, which is lower than our statutory tax rate of 35%. This variance was due to several factors, including a $2 million income tax expense reduction relating to enacted Canadian income tax rate declines, a $3 million reduction of income tax expense for research and development tax credits, and a $3 million increase to taxes for valuation allowances on losses incurred in foreign jurisdictions.

Net interest expense (income)
The net interest income in fiscal 2009 of $nil was $9 million lower compared to fiscal 2008.

Interest income in fiscal 2009 of $8 million was $4 million lower than in fiscal 2008 due to lower interest rates in fiscal 2009 compared to fiscal 2008. Interest expense for fiscal 2009 of $8 million was $5 million higher compared to fiscal 2008 primarily due to certain interest attributable to the MAPLE Facilities that was capitalized until it was written off in fiscal 2008.

The net interest income in fiscal 2008 of $9 million was $13 million lower compared to fiscal 2007.

Interest income in fiscal 2008 of $12 million was $11 million lower than in fiscal 2007 primarily due to lower interest rates and lower cash and short-term investment balances that resulted from a $79 million repayment of the senior unsecured notes, $88 million in tax payments, $13 million in capital expenditures and $44 million for share repurchases in fiscal 2008. In addition, approximately
$3 million of incremental interest was earned in fiscal 2007 as a result of cash we received from the sale of MDS Diagnostic Services that was subsequently used to fund an acquisition and to repurchase shares under a substantial issuers bid. Interest expense in fiscal 2008 of $3 million was $2 million higher than in fiscal 2007 due to lower interest allocated on the senior unsecured notes to discontinued operations in fiscal 2008. We have allocated the interest to the discontinued operations based on the ratio of the net assets to be sold to the sum of the total net assets plus the senior unsecured notes. Interest expense on the senior unsecured notes allocated to discontinued operations in fiscal 2008 was $9 million compared to $11 million for fiscal 2007.

Adjusted EBITDA
Adjusted EBITDA in fiscal 2009 of $32 million was $6 million higher than in fiscal 2008. This was primarily due to lower expenses related to the fair value of the embedded derivatives, lower corporate and other costs and increased pricing, partially offset by lower revenues due to the NRU reactor shutdown and lower cobalt supply, and the foreign exchange loss resulting from the revaluation of certain assets and liabilities. Adjusting items recorded in fiscal 2009 included a $9 million restructuring charge related to strategic repositioning, and a $1 million write-off of investment in Entelos Inc. (Entelos). Adjusting items recorded in fiscal 2008 included a
$1 million for lease termination costs of the head office in Toronto, Canada that were recorded as a restructuring charge, a
$341 million non-cash MAPLE Facilities write-off and a $4 million loss on the sale of two of the product lines within MDS Nordion. In fiscal 2008, we also recorded a $7 million write-down of investment in Entelos and a charge for the earn-out related to the merger between Iconix Pharmaceuticals, Inc. (Iconix) and Entelos, and a $3 million impairment charge for an Asset Backed Commercial Paper (ABCP) investment.

Adjusted EBITDA in fiscal 2008 of $26 million was $3 million higher compared to fiscal 2007 primarily due to higher revenue related to cobalt shipments and lower selling, general and administration costs. This was partially offset by higher expenses related to the fair value of the embedded derivatives and other indirect costs recorded in fiscal 2007 related to the Canadian laboratory services business, MDS Diagnostic Services. The details of the disposition of the MDS Diagnostic Services are discussed in “Divestitures and discontinued operations” section of this MD&A. Adjusting items recorded in fiscal 2007 were a $9 million restructuring charge associated with the transition of global information technology support services to a new provider and the reduction of certain central support services following the sale of MDS Diagnostic Services. We also recorded a $2 million impairment charge for the investment in ABCP and a
$6 million write-down of investment in Lumira Capital Corp. In fiscal 2007, the sale of investment in Hemosol Corp. (Hemosol) resulted in a gain of $2 million and the bankruptcy proceeds resulting from the wind-down of the investment in Protana Inc. (Protana), a successor company to MDS Proteomics resulted in a gain of $5 million. In fiscal 2007, we also recorded a $1 million gain in MDS Nordion for the release of the provision for indemnifications granted to the purchaser of Therapy Systems business that we sold in 2003 on the expiry of the indemnification period.

Operating income (loss) from continuing operations

	2009	% of revenues	2008	% of revenues	2007	% of revenues
Revenues	$231	100%	$296	100%	$290	100%
Direct cost of revenues	(122)	(53%)	(153)	(52%)	(150)	(52%)
Selling, general and administration	(79)	(34%)	(105)	(36%)	(122)	(42%)
Research and development	(3)	(1%)	(3)	(1%)	(4)	(1%)
Depreciation and amortization	(24)	(10%)	(25)	(8%)	(23)	(8%)
MAPLE Facilities write-off	-	-	(341)	(115%)	-	-
Restructuring charges, net	(9)	(4%)	(1)	-	(9)	(3%)
Change in fair value of embedded derivatives	8	3%	(15)	(5%)	4	1%
Other (expenses) income, net	(4)	(2%)	(8)	(3%)	5	2%
Operating loss from continuing operations	$(2)	(1%)	$(355)	(120%)	$(9)	(3%)
Gross margin on products and services	47%		48%		48%

Selling, general and administration (SG&A)
SG&A expenses in fiscal 2009 of $79 million were $26 million lower compared to fiscal 2008. The decrease is primarily due to the impact of foreign exchange on the Canadian dollar spending, lower compensation cost from workforce reductions, and cost control initiatives, partially offset by higher stock-based compensation expense as compared to stock-based compensation credits recorded in fiscal 2008.

SG&A expenses in fiscal 2008 of $105 million were $17 million lower compared to fiscal 2007. This was primarily due to lower incentive and stock-based compensation expense, lower pension expense, the 2008 sale of two product lines, lower annual incentive program costs, and indirect corporate support costs incurred in fiscal 2007 related to the divestiture of MDS Diagnostics Services. The decrease in expenses was partially offset by fiscal 2007 costs related to the self-insured liabilities, finance and audit costs related to U.S. GAAP conversion and asset impairment assessments, and the impact of foreign exchange on the Canadian dollar spending.

Research and development (R&D)
R&D expense in fiscal 2009 of $3 million was flat compared to fiscal 2008. R&D expense in fiscal 2008 of $3 million was $1 million lower than in fiscal 2007. Our R&D expenses in fiscal 2009 related primarily to the TheraSphere® clinical program. As a percentage of revenues, R&D expenses in fiscal years 2009, 2008 and 2007 were each 1%.

Depreciation and amortization
Depreciation and amortization expense in fiscal 2009 of $24 million was relatively flat compared to fiscal 2008 and fiscal 2007. As a percentage of revenues, depreciation and amortization expense is 10% in fiscal 2009, 8% in fiscal 2008 and 2007.

Other income (expenses), net
Other income (expenses), net in fiscal 2009 of $4 million expense was lower by $4 million compared to fiscal 2008 due to lower valuation allowances recorded in fiscal 2009, partially offset by the unfavorable impact of the foreign exchange in fiscal 2009. In fiscal 2009, we recorded a $1 million for the write-down of the investment in Entelos. In fiscal 2008, we recorded a $3 million valuation allowance for ABCP investment, a $7 million valuation provision and charge related to the investment in Entelos, a $4 million loss on the sale of two product lines of MDS Nordion, and a $2 million higher costs related to self-insured liabilities. The lower valuation provisions in fiscal 2009 were offset by a foreign exchange loss of $5 million in fiscal 2009 compared to a gain of $7 million in fiscal 2008.

Other income (expenses), net in fiscal 2008 of $8 million expense was lower than Other income of $5 million in fiscal 2007 by $13 million due to a higher gain on sale of investments and lower valuation allowance in fiscal 2007, partially offset by the positive impact of foreign exchange. In fiscal 2008, we recorded a $3 million valuation allowance for ABCP investment, a $7 million valuation provision and a charge related to the investment in Entelos, a $4 million loss on the sale of two product lines of MDS Nordion, and a $2 million higher costs related to self-insured liabilities. In fiscal 2007, we recorded: the sale of investment in Hemosol resulting in a gain of $2 million; the bankruptcy proceeds from the wind-down of the investment in Protana, a successor company to MDS Proteomics which resulted in a gain of $5 million; a $1 million gain on the sale of a MDS Nordion business; a $5 million gain on sale of assets; a $6 million valuation provision for investment in Lumira Capital Corp.; and a $2 million valuation allowance related to ABCP. The impact of the foreign exchange rates resulted in a gain of $7 million in fiscal 2008 compared to a loss of $4 million in fiscal 2007.

Earnings per share
As of October 31, 2009, we had 120 million Common shares outstanding. We did not repurchase any shares in fiscal 2009. We repurchased 2.9 million shares in fiscal 2008 for $44 million as part of normal course issuer bid. In fiscal 2007, we repurchased 22.8 million shares for $441 million as part of a substantial issuer bid.

The reported loss per share from continuing operations in fiscal 2009 of $0.12 improved from the loss of $2.02 in fiscal 2008. This was primarily due to a $2.02 write-off for the MAPLE Facilities and $0.08 for valuation provisions recorded against investments in fiscal 2008, partially offset by lower revenues due to the NRU reactor shutdown and higher restructuring charges in fiscal 2009.

Adjusted earnings per share from continuing operations in fiscal 2009 was $0.02 compared to $nil in fiscal 2008. This was due to an increase in the change in the fair value of the embedded derivatives, lower compensation costs due to a smaller work force and cost control initiatives, increased pricing, the positive impact of the foreign exchange partially offset by lower revenues due to the NRU reactor shutdown and lower cobalt supply. The adjusting items used in calculating adjusted EPS reflect the after-tax adjusting items used in calculating adjusted EBITDA. In fiscal 2009, the adjusted EPS includes $0.08 for the write-down of certain tax assets,
$0.05 for restructuring charges and $0.01 for the valuation provision for write-off of the investment in Entelos. In fiscal 2008, the adjusted EPS includes adjusting items of $2.02 for the MAPLE Facilities write-off, $0.09 for a reduction in the deferred tax liabilities due to the enactment of income tax rate reductions in Canada, $0.08 for valuation provisions recorded against investments,
$0.01 for restructuring charges and $0.02 for the mark-to-market gain on interest rate swaps.

Loss per share from continuing operations in fiscal 2008 was $2.02 compared to earnings per share of $0.09 in fiscal 2007 primarily due to the MAPLE Facilities write-off in fiscal 2008. Adjusted earnings per share from continuing operations in fiscal 2008 was $nil compared to $0.14 in fiscal 2007. In fiscal 2007, the adjusted EPS includes $0.05 for the restructuring charges, $0.06 for the valuation provisions for Entelos and ABCP investments, $0.04 for the gain on the sale of the investments and $0.01 for mark-to-market gain on interest rate swaps.

Details of adjusted (loss) earnings per share from continuing operations and adjusted net income from continuing operations for fiscal years 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Basic (loss) earnings per share from continuing operations - as reported	$(0.12)	$(2.02)	$0.09
Adjusted for:
Restructuring charges, net	0.05	0.01	0.05
Write-down of investments and valuation provisions	0.01	0.08	0.06
Loss (gain) on sale of business	-	0.02	(0.01)
Gain on sale of investments	-	-	(0.04)
Gain on interest rate swaps	-	(0.02)	(0.01)
MAPLE Facilities write-off	-	2.02	-
Write-down of tax assets	0.08	-	-
Tax rate changes	-	(0.09)	-
Adjusted earnings per share from continuing operations	$0.02	$-	$0.14

	2009	2008	2007
(Loss) earnings from continuing operations - as reported	$(15)	$(246)	$12
Adjusted for income taxes (after tax):
Restructuring charges, net	6	1	6
Write-down of investments and valuation provisions	1	10	8
Loss (gain) on sale of business	-	2	(1)
Gain on sale of investments	-	-	(6)
Gain on interest rate swaps	-	(2)	(1)
Write-down of tax assets	9	-	-
MAPLE Facilities write-off	-	246	-
Tax rate changes	-	(11)	-
Adjusted net income from continuing operations	$1	$-	$18

MDS Nordion
Financial Highlights

	2009	% of revenues	2008	% of revenues	2007	% of revenues
Revenues	$ 231	100%	$ 296	100%	$ 290	100%
Direct cost of revenues	(122)	(53%)	(153)	(52%)	(150)	(52%)
Selling, general and administration	(40)	(17%)	(48)	(16%)	(60)	(21%)
Research and development	(3)	(1%)	(3)	(1%)	(4)	(1%)
Depreciation and amortization	(14)	(6%)	(13)	(4%)	(13)	(4%)
Change in fair value of embedded derivatives	8	3%	(15)	(5%)	4	1%
MAPLE Facilities write-off	-	-	(341)	(115%)	-	-
Other (expenses) income, net	(1)	-	(2)	(1%)	5	2%
Operating income (loss)	59	26%	(279)	(94%)	72	25%
Depreciation and amortization	14	6%	13	4%	13	4%
EBITDA	73	32%	(266)	(90%)	85	29%
MAPLE Facilities write-off	-	-	341	115%	-	-
Loss (gain) on sale of a business	-	-	4	2%	(1)	-
Adjusted EBITDA	$ 73	32%	$ 79	27%	$ 84	29%
Margins:
Gross margin	47%		48%		48%
Adjusted EBITDA margin	32%		27%		29%

Revenues
Revenues in fiscal 2009 of $231 million were lower by $65 million than in fiscal 2008. This was due to lower revenues from medical imaging driven by the NRU reactor shutdown, lower cobalt supply, the negative impact of the foreign exchange and the 2008 divestiture of the external beam therapy and self-contained irradiator product lines, partially offset by increased pricing and growth in certain radiotherapeutic products. Our external beam therapy and self-contained irradiator product lines contributed $17 million to the revenues in fiscal 2008. Excluding the impact of foreign exchange and divestitures, fiscal 2009 revenues were down 10% compared to fiscal 2008.

The NRU reactor supplies substantially all of the reactor-based medical isotopes. On May 18, 2009, we received information from AECL, our primary supplier of reactor based medical isotopes, regarding an interruption in the supply of medical isotopes. On January 13, 2010, AECL, in its weekly update on the status of the NRU reactor repairs, stated that the current schedule targets return to service by the end of March 2010; however, if there are continuing challenges with the repair process, the NRU reactor return to service schedule could extend into April 2010. The details of the NRU reactor shutdown were discussed earlier in the “Medical Isotope Supply Disruption” section of this MD&A.

Revenues in fiscal 2008 of $296 million were slightly higher than in fiscal 2007 primarily due to higher cobalt revenues. The 2008 divestiture of the external beam therapy and self-contained irradiator product lines substantially offset the impact of foreign exchange. The impact of the weakness in the U.S. dollar compared to the Canadian dollar in 2008 increased the fiscal 2008 revenues by $14 million. On May 1, 2008, we completed the sale of external beam therapy and self-contained irradiator product lines, and as a result, revenues were $15 million lower in fiscal 2008 than in fiscal 2007. Excluding the impact of foreign exchange and divestiture, revenues were up 3% in fiscal 2008 compared to fiscal 2007.

Revenues from medical imaging and radiotherapeutics in fiscal 2009 declined approximately 16% versus fiscal 2008 mainly due to the impact of the NRU reactor shutdown. We did experience growth in radiotherapeutics led by TheraSphere®, which experienced growth of over 25%, with $20 million in annual revenue, and became our third largest product, based on revenue as this treatment continues to gain acceptance for cancer treatment.

Revenue from sterilization technologies in fiscal 2009 were down approximately 30% versus fiscal 2008 primarily due to lower cobalt supply and the impact of the 2008 sale of the previously mentioned product lines. Our supply of cobalt decreased in fiscal 2009 compared to fiscal 2008 due to the timing of the discharges, which are typically on 18- to 24-month cycles, from the reactors that supply us. We took steps in 2007 to increase the supply of cobalt, signing an extension to the 2005 long-term contract with Energoatom, the utility operator responsible for Russia’s nuclear power plants. This 17-year extension resulted in the commitment to increase in MDS Nordion’s cobalt-60 (Co60). In June 2009, as a result of a change in the Russian government’s policy on nuclear products, an amendment was signed to this contract for the supply of Co60 with Energoatom. This amendment, which did not amend the pricing and other terms, reduced the overall future purchase commitment by approximately $35 million to $82 million as of October 31, 2009.

Selling, general and administration (SG&A)
SG&A expense in fiscal 2009 of $40 million was $8 million lower than in fiscal 2008 primarily due to the impact of foreign exchange on spending resulting from the weakness of the U.S. dollar compared with the Canadian dollar and lower annual incentive payouts.

SG&A expense in fiscal 2008 of $48 million was $12 million lower than in fiscal 2007, primarily due to lower stock-based compensation expense, lower annual incentive payouts, sale of the previously mentioned product lines in 2008, partially offset by the negative impact of foreign exchange on spending.

Research and development (R&D)
R&D expense as a percent of revenues was 1% for all of the fiscal years 2009, 2008 and 2007. R&D investment in fiscal 2009 remained flat at $3 million compared with fiscal 2008. Our R&D expenses in fiscal 2009 primarily related to spending for the TheraSphere® clinical programs. R&D investment in fiscal 2008 was $1 million lower compared with fiscal 2007, which was primarily due to the TheraSphere® program for which the initial phase of development was completed in fiscal 2007. In addition to the R&D, we collaborate with a number of companies and government agencies to develop new radiotherapeutics and imaging products. During fiscal 2009, MDS Nordion continued to develop and manufacture products under its customer collaboration agreements and established a Molecular Imaging Centre of Excellence at the University of Ottawa Heart Institute, Canada’s largest cardiovascular health centre, to advance cardiology research.

Change in fair value of embedded derivatives
In fiscal 2009, we recorded a gain for the change in fair value of embedded derivatives of $8 million compared to loss of $15 million in fiscal 2008, primarily relating to the Russian cobalt supply contract. The Russian cobalt supply contract is denominated in U.S. dollars, which creates an embedded derivative as MDS Nordion’s Canadian operations has Canadian dollars as its functional currency. We mark-to-market any changes in the fair value of the embedded derivative and record these increases and decreases as gains and losses within operating income (loss). As the contracts have durations up to 17 years and represent large purchase commitments, movements in the U.S. to Canadian dollar exchange drive significant unrealized gains or losses. The result of lower volumes associated with the Energoatom amendment in June 2009 reduced the embedded derivative liability associated with this supply contract and resulted in a gain of $5 million for the third quarter of fiscal 2009. The change in fair value of embedded derivatives in fiscal 2008 resulted in a loss of $15 million, compared to gain of $4 million in fiscal 2007.

Other income (expenses), net
Other income (expenses), net in fiscal 2009 of $1 million expense relates to a foreign exchange loss on the revaluation of certain assets and liabilities.

Other income (expenses), net for fiscal 2008 of $2 million expense included a $4 million loss on the sale of two product lines, offset by a $2 million foreign exchange gain from the revaluation of certain assets and liabilities resulting from the strengthening of the U.S. dollar during 2008. Other income (expenses), net for fiscal 2007 of $5 million income included a $1 million gain for the release of the provision for indemnifications granted to the purchaser of the Therapy Systems business that we sold in 2003 on the expiry of the indemnification period.

During the fourth quarter of fiscal 2009, we reviewed the timing of incurring future site remediation costs of the facility located in Kanata, Ontario, due to the NRU reactor shutdown. Accordingly, we recorded $5 million as the present value of the future site remediation costs in “Property, plant and equipment, net” and “Other long-term obligations” in the consolidated financial statements. The capitalized future site remediation costs will be depreciated and the retirement obligation will be accreted over the life of the asset effective the first quarter of fiscal 2010. We determined the fair value of the retirement obligation based on third party estimates. Considerable management judgment is required in estimating this obligation and the key assumptions include the credit-adjusted risk-free interest rate, timing and the estimate of the remediation activities. Changes in these assumptions based on future information may result in an adjustment to the estimated obligation over time. We maintain a $14 million (2008 - $13 million) letter of credit to support the future site remediation costs for this facility.

Operating income (loss)
Operating income in fiscal 2009 of $59 million was $338 million higher than in fiscal 2008 primarily due to the $341 million MAPLE Facilities write-off in fiscal 2008 and a $23 million year-over-year reduction in expense related to the change in the fair value of the embedded derivative. This increase was partially offset by the net impact of the lower revenues resulting from the NRU reactor shutdown and lower cobalt supply.

Operating loss in fiscal 2008 of $279 million compared to operating income of $72 million in fiscal 2007. This significant loss in fiscal 2008 was due to the MAPLE Facilities write-off and a $4 million loss on the sale of external beam therapy and self-contained irradiator product lines.

Adjusted EBITDA
Adjusted EBITDA in fiscal 2009 of $73 million was $6 million lower than in fiscal 2008. The decrease was primarily due to lower volumes from the NRU reactor shutdown and lower cobalt supply, a $3 million reduction from the revaluation of certain assets and liabilities and a $2 million reduction due to the 2008 sale of two product lines. This decrease was partially offset by the reduction of expense related to the fair value of the embedded derivatives and increased pricing. We had previously announced an approximate
$4 million reduction in adjusted EBITDA for every month the reactor was out of service. Prior to the shutdown of the NRU reactor in May 2009, NRU reactor supplied products contributed approximately $30 million of EBITDA in the current fiscal year, which included $6 million of incremental EDITDA that resulted from higher sales during a competitor’s supply disruption. Excluding the increase in adjusted EBITDA related to embedded derivatives, adjusted EBITDA decreased by $29 million primarily due to lower revenues from NRU reactor shutdown and lower cobalt supply. In fiscal 2009, we did not have any adjusting items. In fiscal 2008, the adjusting items were the $341 million non-cash write-down related to the MAPLE facilities and a $4 million loss on the divestiture of two of the product lines.

Adjusted EBITDA in fiscal 2008 of $79 million was $5 million lower than in fiscal 2007 primarily due to $19 million of increased embedded derivatives expense associated with the Russian cobalt supply contracts. Excluding the change in the fair value of embedded derivatives, adjusted EBITDA increased by $14 million due to lower SG&A, higher revenue, and the impact of foreign exchange primarily due to the revaluation of certain assets and liabilities. In fiscal 2007, the adjusting item relates to a gain of $1 million for the release of provision for indemnifications granted to the purchaser of the Therapy Systems business that was sold in 2003 due to the expiry of the indemnification period.

Corporate and Other
Financial Highlights

	2009	2008	2007
Selling, general and administration	$(39)	$(57)	$(62)
Depreciation and amortization	(10)	(12)	(10)
Restructuring charges, net	(9)	(1)	(9)
Other expenses, net	(3)	(6)	-
Operating loss	(61)	(76)	(81)
Depreciation and amortization	10	12	10
EBITDA	(51)	(64)	(71)
Restructuring charges, net	9	1	9
Write-down of investments and valuation provisions	1	10	8
Gain on sale of investments	-	-	(7)
Adjusted EBITDA	$(41)	$(53)	$(61)

Selling, general and administration (SG&A)
SG&A expense in fiscal 2009 of $39 million were $18 million lower compared fiscal 2008 due to lower compensation cost from a smaller workforce and cost control initiatives, and the foreign exchange impact on the Canadian dollar spending, partially offset by higher stock-based compensation expense compared to stock-based compensation credits recorded in 2008.

SG&A expense in fiscal 2008 of $57 million was $5 million lower than fiscal 2007 due to lower incentive and stock-based compensation expense and certain costs incurred in 2007 related to the indirect costs for the divestiture of the MDS Diagnostics Services. The decrease in the costs were partially offset by higher costs related to self-insured liabilities and audit costs related to U.S. GAAP conversion and asset impairment assessments, and the impact of foreign exchange on the Canadian dollar spending. The details of the disposition of the MDS Diagnostic Services are discussed in the “Divestitures and discontinued operations” section of this MD&A.

Restructuring charges
Restructuring charges for fiscal 2009 of $9 million were $8 million higher compared to fiscal 2008 due to planned workforce reductions related to our intended move of the corporate head office from Toronto to Ottawa, Canada. This restructuring amount includes severance and benefits costs. We may also incur a variety of other costs related to the planned divestitures and strategic repositioning as discussed in the “Outlook” section of the MD&A. We recorded these restructuring charges in the fourth quarter of fiscal years 2009 and 2008, respectively.

Restructuring charges for fiscal 2008 of $1 million were $8 million lower compared to fiscal 2007 due to $9 million of restructuring charges recorded in 2007 associated primarily with the transition of the global IT support services to a new provider and for the reduction of certain central support services following the sale of MDS Diagnostics Services.

Other income (expenses), net
Other income (expenses), net in fiscal 2009 of $3 million expense was lower by $3 million than in fiscal 2008 due to lower valuation allowances recorded in fiscal 2009 partially offset by the negative impact of foreign exchange rates. In fiscal 2009, we recorded
$1 million for the write-down of the investment in Entelos. In fiscal 2008, we also recorded a $3 million valuation allowance for ABCP investment and a $7 million valuation provision and charge related to the investment in Entelos. The changes in the foreign exchange rates resulted in a loss of $3 million in fiscal 2009 and a gain of $5 million in fiscal 2008.

Other income in fiscal 2009 also includes income that we are entitled to receive in accordance with a TSA for certain transition services that we provide to a buyer of a business that we sold. As part of the sale of Phase II-IV, we signed a TSA to provide certain post closing transition services to the buyer for a period of six months from the closing date. The total cash consideration includes
$2 million related to this TSA in which $1 million was recorded in fiscal 2009 and the remaining $1 million is expected to be recorded in the first quarter of fiscal 2010 when the TSA is expected to be completed. As part of the sale of Central Labs, we signed a TSA to provide certain post closing transition services to the buyer for a period of six months from the closing date with an option by the buyer to extend for an additional six months. We expect to receive an additional $2 million related to this TSA, of which no amount has been received during fiscal 2009.

Other income (expenses), net in fiscal 2008 of $6 million expense was higher by $6 million than in fiscal 2007 due to lower gain on sale of investments and higher valuation allowance partially offset by positive impact of the foreign exchange. In fiscal 2007, the sale of investment in Hemosol resulted in a gain of $2 million and the bankruptcy proceeds resulting from the wind-down of the investment in Protana, a successor company to MDS Proteomics resulted in a gain of $5 million. In fiscal 2007, we recorded a $6 million valuation provision for investment in Lumira Capital Corp. and a $2 million valuation allowance related to ABCP. The changes in the foreign exchange rates resulted in a gain of $5 million in fiscal 2008 compared to a loss of $3 million in fiscal 2007.

Adjusted EBITDA
Adjusted EBITDA in fiscal 2009 improved by $12 million compared to fiscal 2008 due to lower compensation cost from a smaller workforce and the cost control initiatives, foreign exchange impact on the Canadian dollar spending and lower corporate development expenses. This was partially offset by negative impact of the foreign exchange on the revaluation of certain of the assets and liabilities.

The adjusting items in fiscal 2009 include a $1 million write-off of the investment in Entelos and a $9 million restructuring charge due to the strategic repositioning.

Adjusted EBITDA in fiscal 2008 improved by $8 million compared to fiscal 2007 due to lower incentive and stock-based compensation expense and certain indirect costs for the divestiture of the MDS Diagnostics Services. The adjusting items in fiscal 2007 included a $6 million write-down for the investment in Lumira Capital Corp., a $2 million impairment charge for the ABCP, and a $7 million gain from the sale of the investments in Hemosol and Protana. In fiscal 2007, we also recorded a $9 million restructuring charge following the sale of the diagnostics business as an adjusting item.

The adjusting items in fiscal 2008 include a $7 million valuation provision and charge related to the investment in Entelos and a $3 million impairment charge for the ABCP. In fiscal 2008, we also recorded a $1 million restructuring charge for lease termination costs of the headquarter offices in Canada.

Divestitures and discontinued operations

MDS Pharma Services
Revenues
Revenues in fiscal 2009 of $442 million were lower by $140 million than in fiscal 2008. This was primarily due to the divesture of the  Phase II-IV in the third quarter of fiscal 2009, continuing customer concern regarding the uncertainty created by MDS’ strategic review process, and lower overall demand as customers continue to reprioritize their R&D pipelines due to current economic conditions.

Revenues in fiscal 2008 of $582 million were higher by $14 million than in fiscal 2007 primarily due to the growth in Early Stage driven by Phase I activities including revenue from our Phoenix facility that opened in early 2008.

Costs and other expenses
Costs and other expenses in fiscal 2009 of $457 million were lower by $119 million than in fiscal 2008 primarily due to the divesture of the Phase II-IV in the third quarter of fiscal 2009 and the savings resulting from our restructuring initiatives partially offset by higher stock compensation expense.

Costs and other expenses in fiscal 2008 of $576 million were lower by $79 million than in fiscal 2007 primarily due to savings resulting from restructuring initiatives and revaluation of certain monetary assets and liabilities, partially offset by the negative impact of foreign exchange.

Regulatory review of Montreal, Canada bioanalytical operations
Although the bioanalytical operations in Montreal, Canada are part of MDS Pharma Services, the Food and Drug Administration (FDA) liability is recorded in continuing operations as we expect to retain this potential liability following an intended sale of that business.

In fiscal 2007, we established a $61 million FDA provision to address the U.S. FDA issues related to the bioanalytical operations in Montreal, Canada in which we may, where appropriate, reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. Management regularly updated its analysis of this critical estimate based on all currently available information. During fiscal 2009 and 2008, we have continued the efforts and made substantial progress to address regulatory issues related to the bioanalytical operations. After a detailed review of the remaining liabilities associated with the FDA estimate and the estimate of future expected costs that will be incurred, we reversed $10 million in fiscal 2009 and $10 million in fiscal 2008 for the FDA related liabilities. Based on information currently available, we believe the remaining reserve of $19 million (2008 - $30 million) is an appropriate amount to cover any agreements reached with clients for study audits, study reruns, and other related costs. While management believes that its estimates and valuation methods are reasonable and appropriate in the circumstances, the ultimate amount of the potential liability may vary significantly if other reasonably possible alternative assumptions were used.

During fiscal 2009, we were served with a Statement of Claim related to repeat study and mitigation costs of $5 million and loss of profit of $28 million. MDS has assessed this claim and no provision has been recorded related to the claim for lost profit. We have filed a Statement of Defence and intend to vigorously defend this action. During fiscal 2009, we were also served with a Complaint related to repeat study and mitigation costs of $10 million and lost profits of $70 million. MDS has assessed this claim and no provision has been recorded related to the claim for lost profits. We have filed an Answer and intend to vigorously defend this action. Details of the above litigations are discussed in the “Litigation” section of this MD&A.

MDS Analytical Technologies
Revenues
Revenues in fiscal 2009 of $359 million were lower by $78 million than in fiscal 2008. Revenue in the bioresearch and drug discovery product line was down 19% due to lower demand and the negative impact of foreign exchange. Revenue in the mass spectrometer product line was down 17% due to reduced shipments to our joint ventures and the negative impact of foreign exchange. The total end-user revenue was down 11% primarily due to reduced demand in North America and Europe partially offset by increased demand in Asia.

Revenues in fiscal 2008 of $437 million were higher by $85 million than in fiscal 2007 primarily due to the Molecular Devices Corporation (MDC) acquisition in the second quarter of fiscal 2007 that increased revenues in fiscal 2008 by approximately $83 million.

Costs and other expenses
Costs and other expenses in fiscal 2009 of $379 million were lower by $71 million than in fiscal 2008 due to lower costs resulting from savings from the restructuring activities, partially offset by the negative impact of foreign exchange.

Costs and other expenses in fiscal 2008 of $450 million were higher by $86 million than in fiscal 2007 primarily due to the acquisition of MDC in the second quarter of fiscal 2007.

Gain (loss) on sale of discontinued operations
Sale of Phase II-IV
On July 1, 2009, MDS completed the sale of Phase II-IV for total cash consideration of $50 million, subject to certain closing adjustments including final working capital, cash, and indebtedness amounts. The consideration includes $10 million in restricted cash that will be paid or released to MDS upon meeting post closing obligations (subject to set off for any claims for breach of representations and warranties under the sale agreement) and $3 million to be paid following the delivery of certain tax certifications. MDS expects the $10 million to be released to us within 15 months from the closing date of July 1, 2009.

Total assets disposed of are $103 million (2008 - $105 million), which includes accounts receivable of $49 million (2008 - $49 million) and unbilled revenue of $27 million (2008 - $42 million). Total liabilities disposed of are $67 million (2008 - $61 million), which includes accounts payable and accrued liabilities of $26 million (2008 - $25 million) and deferred revenue of $39 million (2008 - $33 million). During the fourth quarter of fiscal 2009, the sale of Phase II-IV was finalized and we recorded an after-tax loss of $7 million on the sale, which is included in “(Loss) income from discontinued operations, net of income taxes” on the consolidated statements of operations. The loss on sale includes a $4 million closing adjustment, which is a reduction in the sale proceeds, and recognition of an unrealized foreign currency translation gain of $8 million.

Sale of Central Labs
On October 30, 2009, MDS completed the sale of Central Labs for total cash consideration of $6 million, subject to certain closing adjustments. Total assets disposed of are $63 million (2008 - $77 million), which includes accounts receivable of $42 million (2008 - $40 million). Total liabilities disposed of are $18 million (2008 - $27 million), which includes accounts payable and accrued liabilities of $13 million (2008 - $22 million). We recorded an after-tax loss of $25 million on the sale. The loss on sale includes a $13 million preliminary closing adjustment, which is an increase in the sale proceeds, and recognition of an unrealized foreign currency translation gain of $4 million. We expect to finalize the loss on the sale during fiscal 2010 for post-closing adjustments.

Intent to sell Early Stage
On September 2, 2009, we announced the intention to sell the remaining Early Stage, where we are a leader in molecular screening and profiling and have one of the largest Phase I bed capacities in the industry. As a result of this decision, the Company has reflected the total assets and total liabilities of Early Stage at the lower of their carrying value or their fair value less costs to sell as “Assets of discontinued operations” and “Liabilities of discontinued operations” in the consolidated statements of financial position, respectively. The assets included in “Assets of discontinued operations” are not being depreciated. The results of operations of Early Stage are included in “(Loss) income from discontinued operations, net of income taxes” in the consolidated statements of operations. As a result of the intention to sell Early Stage, we estimated the loss on sale utilizing a fair value based on appraisals, estimated net proceeds upon sale, and discounted cash flows. As a result, we recorded an estimated pre-tax loss on sale of $13 million in the fourth quarter of fiscal 2009. This estimated loss on sale includes recognition of an unrealized foreign currency translation gain of $44 million. While management believes that the estimated loss as of October 31, 2009 was its then best estimate and that its valuation methods were reasonable and appropriate in the circumstances, the ultimate amount of this estimated loss may vary significantly. During the first quarter of fiscal 2010, continued deterioration of market conditions, the declining Early Stage customer base and new developments in the ongoing strategic review process, including recent discussions with interested parties, are now likely to result in lower sale proceeds than previously expected, which could lead to an additional loss on sale in the range of $30 million to $60 million. We also recorded non-cash long-lived asset impairment charges of $7 million and $2 million in the third and fourth quarters of fiscal 2009, respectively, in “(Loss) income from discontinued operations, net of income taxes”.

Sale of MDS Analytical Technologies
On September 2, 2009, we announced that we have entered into an agreement to sell MDS Analytical Technologies to Danaher, which includes its two joint ventures, Applied Biosystems MDS Analytical Technologies Instruments and PerkinElmer Sciex Instruments. Total consideration for this sale is $650 million in cash subject to certain closing adjustments including final working capital, cash, and indebtedness amounts. The sale remains subject to certain closing conditions and approvals, including clearance by the U.S. Federal Trade Commission. Under a separate arrangement, Danaher has agreed to purchase the portion of Applied Biosystems MDS Analytical Technologies Instruments mass spectrometry joint venture partnership held by Life. Completion of each transaction is conditional on the concurrent closing of the other transaction.

MDS has reflected the total assets and total liabilities of MDS Analytical Technologies at the lower of their carrying value or fair value less costs to sell as “Assets of discontinued operations” and “Liabilities of discontinued operations” in the consolidated statements of financial position, respectively. The assets included in “Assets of discontinued operations” are not being depreciated. The carrying value of MDS Analytical Technologies’ net assets did not exceed its fair value less costs to sell resulting in no write-down of this business as of October 31, 2009. The results of operations of MDS Analytical Technologies are included in “(Loss) income from discontinued operations, net of income taxes” in the consolidated statements of operations.

We expect to close the sale of MDS Analytical Technologies during the first calendar quarter of fiscal 2010, which is currently subject to regulatory approval, including resolution of a second request from the Federal Trade Commission in the U.S., and other closing conditions. We expect to record an after-tax gain on the sale in the range of $10 million to $20 million.

PerkinElmer Joint Venture
On December 11, 2009, we were served with a Notice from PerkinElmer with whom MDS has a joint venture to develop, manufacture and sell inductively coupled plasma mass spectrometers. This product line represents less than 10% of annual revenue generated by MDS Analytical Technologies. The Notice relates to the previously announced sale of MDS Analytical Technologies to Danaher. The Notice has been filed with the Ontario Superior Court of Justice and PerkinElmer seeks a range of alternative possible remedies including court direction with respect to the development of protocols to enforce key provisions of the joint venture agreement between MDS and PerkinElmer, an injunction preventing enforcement of provisions in the sale agreement of MDS Analytical Technologies to Danaher, which provide for MDS’s retention of the joint venture; or an interim and permanent injunction preventing the completion of the sale of MDS Analytical Technologies to Danaher. On January 25, 2010, the above action was dismissed.

The sale of MDS Analytical Technologies also includes the sale of Blueshift Biotechnologies Inc. and Molecular Devices Corporation, the two companies previously acquired by MDS, the details of which are discussed below.

Blueshift Biotechnologies Inc.
On June 26, 2008, MDS Analytical Technologies acquired 100% of the Common shares of Blueshift Biotechnologies Inc. (Blueshift) for a total purchase price of $14 million of which $1 million was placed in escrow and has since been released. An additional
$0.5 million was placed in escrow, which was contingent on the achievement of certain milestones and was released to the vendors during fiscal 2009. We allocated the purchase price to the assets acquired and the liabilities assumed and the purchase price and related allocations were finalized in fiscal 2008. In connection with determining the fair value of the assets acquired and the liabilities assumed, management performed assessments of the assets and liabilities using customary valuation procedures and techniques. The results of operations of Blueshift are included in discontinued operations from the date of acquisition.

Molecular Devices Corporation
During fiscal 2007, we acquired 100% of the shares of MDC for a total cash purchase price of $600 million. Included in the consideration was a $27 million cash cost to buy back outstanding options of MDC at the closing date of the acquisition. Of the $600 million purchase price, $26 million was allocated to net tangible assets, $161 million to developed technologies, $30 million to brands and $383 million to goodwill. The results of operations of MDC are included in MDS Analytical Technologies in discontinued operations from the date of acquisition.

Other divestitures
During fiscal 2008, MDS Nordion sold its external beam therapy and self-contained irradiator product lines for $15 million in cash. We recorded a loss on sale of this business of $4 million, including a $1 million impairment of goodwill. We also recorded a pension curtailment gain of approximately $1 million as a result of the transfer of employees to the buyer. As these product lines did not represent a business these were reported in continuing operations.

During fiscal 2007, we completed the sale of MDS Diagnostic Services in a $1.2 billion transaction. This sale was structured as an asset purchase transaction and after provision for taxes, expenses and amounts attributable to minority interests resulted in net proceeds of
$988 million, comprising $929 million in cash and $65 million in an unconditional non-interest bearing note payable in March 2009. During the second quarter of fiscal 2009, this note matured and we received $60 million in cash proceeds. Included in income from discontinued operations is a gain of $791 million net of income taxes on the transaction, which we recorded in fiscal 2007.

Contractual obligations
The following table summarizes the contractual obligations for the continuing operations as of October 31, 2009 and the effect such obligations are expected to have on the liquidity and cash flows in future years. The table excludes amounts already recorded on the consolidated balance sheet as current liabilities and certain other purchase obligations discussed below:

	2010	2011	2012	2013	2014	Thereafter
Long-term debt	$30	$14	$14	$171	$9	$29
Interest on long-term debt	16	15	14	9	3	1
Operating leases	19	14	10	6	4	11
Purchase obligations	26	25	22	20	25	113
Other contractual commitments	21	9	-	-	-	-
	$112	$77	$60	$206	$41	$154

Long-term debt consisted of $221 million of senior unsecured notes issued under a private placement during fiscal 2003 and a
$42 million, non-interest bearing, government loan; and other commitments totaling $4 million, relating to assets purchased for the MALDI-TOF mass spectrometry operations. Although this amount of $4 million was originally due on October 22, 2009, in accordance with an agreement with the lender, this amount was deferred and will be forgiven upon the consummation of the planned sale of MDS Analytical Technologies.

The amounts for operating leases primarily relate to the rental of offices, laboratory facilities and equipment to support the global operations.

We have long-term supply arrangements totaling $234 million with certain suppliers including Energoatom and other major electricity producers that provide us with cobalt. These agreements provide for minimum purchase quantities, and certain prices are based on market rates at the time of delivery. The remaining balance of other contractual obligations is inclusive of commitments totaling
$18 million relating to the outsourcing of certain IT infrastructure services.

We have entered into contracts for other outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing of payment of the obligations discussed above is estimated based on current information. The timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services, foreign exchange fluctuations, or, for some obligations, changes to agreed-upon amounts.

As a result of the strategic repositioning, we may cancel or renegotiate certain contracts for outsourced services, including commitments related to the outsourcing of certain IT infrastructure services. As a result of cancellations or renegotiations, we estimate that we may incur approximately $5 million of expense to extinguish or pay out these contracts.  We have not terminated any material contracts to date and continue to work with the suppliers to negotiate what we believe are appropriate modifications or terminations of the contractual commitments for the business subsequent to the expected sale of MDS Analytical Technologies and intended sale of Early Stage. In addition, we have future rent payments of approximately $7 million for the Toronto, Canada corporate offices, which we expect to vacate on the completion of any necessary transition services related to the planned sale of MDS Analytical Technologies and the intended sale of Early Stage. We would expect to attempt to sublease the office space or buyout the remaining lease at a reduced amount.

Indemnities and guarantees
In the normal course of the operations, we enter into a variety of commercial transactions such as the purchase or sale of businesses, the purchase or supply of products or services, clinical trials, licenses and leases. These transactions are evidenced by agreements, most of which contain standard indemnity obligations. Our financial exposure to counterparties under these indemnity obligations is generally based upon actual future damages, which the counterparty may suffer as a result of the actions or inaction of the Company. In the circumstances, we are not able to make a reasonable estimate of the maximum potential amount we could be required to pay to counterparties under these indemnity obligations. Historically, we have not made significant payments under these indemnity obligations.

Upon the completion of the expected sale of MDS Analytical Technologies and the intended sale of Early Stage, there will be certain indemnities included in the sale agreements that could result in obligations or payments that may be significant in relation to the assets of the remaining businesses.

Off-balance sheet arrangements
MDS does not have any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future affect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to investors other than operating leases and derivative instruments.

Financial instruments
Derivative instruments
As of October 31, 2009, we did not have any derivatives designated as fair value or cash flow hedges.

The U.S. dollar denominated senior secured notes have been designated as a hedge of net investment in foreign operations to reduce foreign exchange fluctuations associated with certain of the foreign currency investments of the Company, the U.S. operations of MDS Analytical Technologies and MDS Pharma Services. As the net investment hedge has been deemed to be effective, the U.S. dollar denominated senior secured notes have been measured at each reporting date to reflect changes in the spot rate since the previous measurement date and recorded in other comprehensive income (OCI). We did not record any ineffectiveness relating to this net investment hedge in the consolidated statements of income for fiscal years 2009, 2008 and 2007.

As discussed earlier in the MD&A, with the completion of the planned sale of MDS Analytical Technologies, MDS, among other things, expects to repay the outstanding $221 million senior unsecured notes, resulting in the discontinuance of the net investment hedging relationship.

As of October 31, 2009, we have identified certain embedded derivatives primarily relating to MDS Nordion, which had notional amount of $83 million (2008 - $130 million) with fair value of an asset of $nil (2008 - $nil) and a liability of $4 million (2008 - $11 million). In the third quarter of fiscal 2009, we amended the Russian cobalt supply contract that resulted in reduction of the notional amount of the embedded derivatives by $35 million. During fiscal 2009, we recorded a gain of $8 million (2008 - $15 million loss and 2007 - $4 million gain) for the change in the fair value of the embedded derivatives from continuing operations. This gain in fiscal 2009 primarily resulted from the strengthening of the Canadian dollar against the U.S. dollar and the amendment of the Russian cobalt supply contract.

We use short-term foreign currency forward exchange contracts to economically hedge the revaluations of the foreign currency balances which we did not designate as hedges for accounting purposes. As of October 31, 2009, the notional amount of these foreign currency forward exchange contracts was $15 million (2008 - $8 million) with fair value for an asset of $nil (2008 - $1 million) and liability of $nil (2008 - $nil). During fiscal 2009, we recognized a realized gain on foreign currency contracts not under hedging relationships in the amount of $1 million (2008 - $7 million loss and 2007 - $1 million gain).

Fair value hierarchy
During fiscal 2009, the aggregate amount of assets and liabilities measured using significant unobservable inputs (Level 3 assets and liabilities) only related to the ABCP investment. As of October 31, 2009, the investment in ABCP represented less than 1% of the aggregate amount of the Company’s consolidated total assets.

The details of the Level 3 assets are included in Note 19 of the consolidated financial statements.

Defined-benefit pension plans
The majority of the defined benefit pension assets and liabilities relate to a plan for certain employees of MDS Nordion in Canada. Based on an actuarial report filed with the pension regulator in Canada in 2008, with a valuation as of January 1, 2008, we were in a surplus position on both a going-concern and solvency basis and therefore are not currently required to provide additional funding to the plan. As of October 31, 2009, the defined benefit pension plan remained in a surplus position on a going concern basis; however, it was estimated to be in a solvency deficit position. We are working to complete an actuarial valuation for the Canadian defined benefit plan as of January 1, 2010, which is expected to be submitted to the pension regulators by June 2010 and form the basis for funding in fiscal 2010. Primarily as a result of the declines in the Canadian and global equities and changes in real interest rates, we estimate that we currently have a solvency deficit in the range of $30 million to $35 million, which is used to determine additional funding requirements. Based on current and proposed Canadian pension regulations, we would be required to fund up to $5 million in 2010 and under proposed regulations we may be able to issue a letter of credit to avoid cash funding of the solvency deficit.

Liquidity and capital resources

	2009	2008	Change
Cash, cash equivalents and restricted cash	$314	$130	142%
Current ratio(1)	2.9	2.5	16%
(1) Excludes total assets and total liabilities related to discontinued operations.

Cash, cash equivalents and restricted cash as of October 31, 2009 of $314 million was $184 million higher compared to $130 million in 2008. The increase was due to $60 million collected from a note receivable from Borealis related to the 2007 sale of the Diagnostics business, $45 million from the sale of the Phase II-IV, including $10 million recorded as restricted cash, $6 million from the sale of Central Labs, working capital performance and the positive impact of foreign exchange. MDS expects the restricted cash to be released to us within 15 months from the closing date of Phase II-IV of July 1, 2009.

The current ratio has also increased to 2.9 as of October 31, 2009 compared to 2.5 as of October 31, 2008 as the current assets have increased at a faster rate than the current liabilities. Our current assets have increased primarily due to the collection of $35 million for the sale of the Phase II-IV and $6 million from the sale of Central Labs, which are included in the $298 million cash balance.

Our cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized as follows:

	2009	2008	2007
Cash provided by (used in) continuing operating activities	$81	$(110)	156
Cash provided by (used in) continuing investing activities	$(13)	$113	29
Cash used in continuing financing activities	$(6)	$(116)	(437)
Cash provided by discontinued operations	$100	$26	225
Effect of foreign exchange rate changes on cash and cash equivalents	$19	$(18)	10
Net increase (decrease) in cash and cash equivalents during the year	$181	$(105)	(17)

Continuing operating activities
Cash provided by operating activities for fiscal 2009 was $81 million compared to cash of $110 million used in fiscal 2008. During fiscal 2009, we experienced cash improvements in the operating assets and liabilities compared to fiscal 2008, primarily due to $71 million received for the notes receivable, lower accounts receivable and inventory, and higher trade and other payables resulting from the increased focus on working capital management. These changes in working capital generated cash inflow of $93 million in fiscal 2009 compared to a cash outflow of $107 million in fiscal 2008. Our cash interest expense in fiscal 2009 was relatively flat compared to fiscal 2008. In fiscal 2009, the interest income was lower by $4 million primarily due to lower interest rates compared to fiscal 2008.

Cash used in operating activities in fiscal 2008 of $110 million compared to cash of $156 million provided in fiscal 2007. In fiscal 2008, we paid $88 million for taxes compared with $15 million in fiscal 2007 due to the $56 million payment associated with the 2007 sale of the Diagnostics business. Our cash interest expense in fiscal 2008 was relatively flat compared to fiscal 2007.  In fiscal 2008, the interest income was lower by $11 million due to lower cash balances compared to fiscal 2007.

Continuing investing activities
Cash used in investing activities in fiscal 2009 was $13 million compared to cash of $113 million provided in fiscal 2008. In fiscal 2009, we incurred capital expenditures of $10 million and had an increase in the restricted cash of $10 million resulting from to the sale of the   Phase II-IV, which was partially offset by a decrease of $7 million for restricted cash relating to the insurance liabilities. In fiscal 2008, we received $101 million on the maturity of the short-term investments, $15 million from the sale of external beam therapy and self-container irradiator product lines, and $4 million from the investments in Lumira Capital Corp., partially offset by $13 million used to purchase property, plant and equipment. In fiscal 2008, we used the proceeds from the maturity of short-term investments to repay the long-term debt.

Cash provided by investing activities in fiscal 2008 was $113 million compared to $29 million in fiscal 2007. In fiscal 2007, we utilized $15 million to purchase property, plant, and equipment, partially offset by net proceeds of $47 million from the sale of short-term investments.

In fiscal 2007, we received proceeds of $929 million from the sale of the Diagnostics business of which $600 million was used to fund the acquisition of MDC, which is included in the planned sale of MDS Analytical Technologies. The details of the Diagnostics business and the planned sale of MDS Analytical Technologies are provided in the discontinued operations.

Continuing financing activities
Cash flows used in financing activities in fiscal 2009 of $6 million were lower compared to $116 million in fiscal 2008. In fiscal 2009, we made debt repayments of $6 million compared to $79 million in fiscal 2008. In fiscal 2008, we repaid $79 million for senior unsecured notes and repurchased $44 million of shares under the normal course issuer bid, retiring 2.9 million of the Common shares and received proceeds of $7 million as part of the employee stock option program.

Cash flows used in financing activities in fiscal 2008 of $116 million were lower compared to $437 million in fiscal 2007. In fiscal 2008, we made a $79 million debt payment, $44 million for share repurchases, partially offset by $7 million in proceeds received from the employee stock option program. In fiscal 2007, we used $441 million to repurchase and cancel 22.8 million of the Common shares under a substantial issuer bid, $8 million for the repayment of debt, and $3 million for dividend payments to the common shareholders, partially offset by $15 million of proceeds received from the employee stock option program.

Covenants related to debt agreements
The long-term senior unsecured notes contain a number of financial and other covenants, including restrictions on asset sales, debt incurrence and the ability to consolidate, merge or amalgamate with another corporation or transfer all or substantially all of the assets. Based on an agreement that we entered into with the note holders in the fourth quarter of fiscal 2009, we would be required to repay the senior unsecured notes within three days on the closing of the planned sale of MDS Analytical Technologies. We have provided the additional details of this arrangement in the“Impact of divestitures, use of sale proceeds and available cash” section of this MD&A. We also have available a C$500 million (US$462 million), five-year, committed, revolving credit facility that may fund the future liquidity requirements, which was unused as of October 31, 2009, and expires in July 2010. Upon the closing of the sale of MDS Analytical Technologies, we would not be able to access this credit facility. As a result of losing access to the credit facility, we would also be required to cash collateralize approximately $20 million of letters of credit. We expect to retain sufficient cash from the sale of the businesses in absence of having a revolving credit facility, and therefore due to the costs and restrictions associated with a new revolving credit facility, we currently are not in negotiations for a new credit facility, however we may enter into future negotiations if terms become more favourable.

The terms of the current credit facility require us to meet certain financial covenants, which we met for the current fiscal year, and limit certain uses of funds including significant acquisitions. These covenants require us to prepay all amounts outstanding under the facility and provide the lenders’ the right to discontinue further commitments under the facility before any person acquires beneficial ownership of, or control or direction over, 50% or more of the issued and outstanding voting shares of MDS.

Our long-term senior unsecured notes, which mature in several tranches up to 2014, contain a covenant that restricts the Company’s use of cash for certain purposes if cumulative net income from the date of issuance of the notes falls below a predefined amount. With the fiscal 2008 write-off of the MAPLE Facilities, the cumulative net income was below the amount defined in the debt covenants for the senior unsecured notes, which triggered some restrictive debt covenants. The restrictions on the use of cash include the repurchase of shares, payment of dividends and investments in businesses that we do not control. We currently expect these restrictions to remain in place until the senior unsecured notes are retired. In fiscal 2008 and 2007, prior to the MAPLE Facilities write-off, we repurchased some Common shares, and in 2007, we paid $3 million in dividends. We have not made additional investments in any non-controlled businesses. In fiscal 2008, we repurchased 2.9 million shares for $44 million under the normal course issuer bid. In fiscal 2007, we used $441 million to purchase 22.8 million shares under the substantial issuer bid. In fiscal 2009, we did not make any share repurchases.

If the sale of MDS Analytical Technologies is not completed, as discussed earlier in this MD&A, the earnings impact from an extended NRU reactor shutdown combined with the existing market conditions, may cause a breach of the debt covenants requiring repayment of the senior unsecured notes and preventing access to the revolving credit facility. We are taking actions to mitigate the risk of any debt covenant violation and are developing plans to address this situation should it occur. This may involve negotiating waivers on existing agreements or securing a new, smaller short-term credit facility to help fund the ongoing liquidity requirements; however, there can be no assurance that MDS will be successful in securing a new revolving credit facility, and if so, at what cost.

Impact of the strategic initiatives on future liquidity requirements
We have received $41 million to date for the sale of the Phase II-IV and Central Labs, which are included in the $298 million cash balance. We expect to receive an additional $13 million, $10 million of which we recorded in restricted cash, from the sale of the
Phase II-IV, which will be released upon MDS meeting certain post closing obligations and assuming that there are no breach of representations and warranties under the sale agreement. We expect to receive these amounts by the fourth quarter of fiscal 2010. We also expect to receive $650 million in additional cash and debt forgiveness of $4 million on the completion of the planned sale of MDS Analytical Technologies during the first calendar quarter of fiscal 2010.

Upon completion of the planned sale of MDS Analytical Technologies, we currently intend to redeem the outstanding senior unsecured notes and return between $400 million to $450 million to shareholders by way of a share buyback through a substantial issuer bid. The actual amount will be determined at the time the bid is commenced and will take into account the expected impact on the liquidity of the Common shares of MDS subsequent to the intended substantial issuer bid and current estimates of future cash requirements to fund transaction and restructuring costs, ongoing operations and other future expenditures. The amount of cash retained for ongoing operations would be intended to fund the liabilities arising from the sale of MDS Analytical Technologies and the day-to-day operations of the continuing businesses. We expect to use approximately $20 million to collateralize certain letters of credit and we expect to maintain sufficient cash in absence of having a committed revolving credit facility.

We believe that cash on hand, cash flows generated from operations, proceeds generated from the planned sale of MDS Analytical Technologies, coupled with available borrowings from existing financing sources or new borrowings if needed, will be sufficient to meet the anticipated requirements for operations, capital expenditures, R&D expenditures, contingent liabilities including FDA settlements, potential transaction and restructuring costs, and the potential repurchase of all outstanding senior unsecured notes. We have repaid $23 million of the senior unsecured notes in the first fiscal quarter of 2010 upon their maturity. The FDA liability and restructuring reserves are currently $19 million and $8 million, respectively. At this time, we do not anticipate any issues in collecting amounts owed to MDS in respect to the notes receivable from AECL. As a result of a covenant in the senior unsecured notes, we have ceased paying dividends and discontinued the share repurchase program. We currently remain in compliance with all covenants for the senior unsecured notes and the bank credit facility in relation to borrowings and repayments. The Company is carefully monitoring this risk and has developed contingency plans to mitigate a potential covenant breach, which may include requesting waivers related to our senior unsecured notes and our revolving credit facility, which is currently undrawn. We believe that we would be able to obtain new financing, if necessary, however, it may be at a significantly higher cost than the existing debt and result in us incurring additional fees.

Capitalization
	2009	2008	Change
Long-term debt	$267	$274	(3%)
Less: Cash and cash equivalents and restricted cash	(314)	(130)	142%
Net debt (cash)	(47)	144	(133%)
Shareholders’ equity	994	1,090	(9%)
Capital employed(1)	$947	$1,234	(23%)

(1) Capital employed is a measure of how much of the net assets are financed by debt and equity.

Long-term debt in fiscal 2009 decreased by $7 million compared to fiscal 2008 primarily due to repayments of $6 million for the senior unsecured notes.

The long-term debt include the senior unsecured notes of $221 million as of October 31, 2009, which have fixed interest between 5.52% and 6.19% per annum and mature in several tranches up to December 2014. In December 2009, we repaid $23 million of the senior unsecured notes that matured. In addition, based on an agreement with the note holders, within three days following the completion of the sale of MDS Analytical Technologies, we intend to redeem the outstanding U.S. dollar denominated senior unsecured notes by payment of approximately $223 million to the holders thereof. This repayment amount represents the principal outstanding amount of the senior unsecured notes, including accrued interest and approximately $23 million in make-whole payments that is tax deductible. With the repayment of the senior unsecured notes, we will also not be able to access the C$500 million
(US$462 million) revolving credit facility under the terms of the associated credit facility agreement, which was undrawn as of October 31, 2009. Upon the close of the sale of MDS Analytical Technologies, we have an agreement that $4 million of the debt will be forgiven. The remaining $42 million of debt as of October 31, 2009 relates to a Government of Canada loan, which is fully defeased by a financial instrument that we purchased and that was issued by a major Canadian bank.

Share capital
Shares issued and outstanding (in thousands)	2009	2008	2007
Outstanding – beginning of the year	120,137	122,578	144,319
Issued during the year	-	462	1,090
Repurchased and cancelled	-	(2,903)	(22,831)
Outstanding – end of year	120,137	120,137	122,578
Dividends declared per share	$-	$-	$0.03
Market price per share:
High	$11.26	$22.55	$22.49
Average	$6.43	$16.67	$19.27
Low	$4.54	$8.54	$16.91
Book value per share1	$8.27	$9.07	$15.83
1Book value per share calculated as Common shareholders’ equity divided by the number of Common shares outstanding.

As of October 31, 2009, we had 120.1 million Common shares outstanding and 4.6 million stock options to acquire the Common shares. As of October 31, 2009, approximately 1% of the total outstanding stock options were in the money.

During fiscal 2009, we did not declare or pay any cash dividends as dividend payments were discontinued as of January 2007. We do not expect to make any further dividend payments or share repurchases until the existing senior unsecured notes are retired.

The completion of the planned sale of MDS Analytical Technologies would result in a change in control, which will result in accelerated vesting of the stock options and recognition of any unamortized expense amount in the consolidated financial statements. The completion of the sale of MDS Analytical Technologies would also result in the share issuer bid in which we currently intend to repurchase $400 million to $450 million worth of the outstanding Common shares of the Company. The details of these transactions have previously been discussed in the “Strategic repositioning” and “Impact of the strategic initiatives on future liquidity requirements”, sections of this MD&A.

We purchased and cancelled 2.9 million Common shares in fiscal 2008, under a normal-course issuer bid. In fiscal 2007, we repurchased and cancelled approximately 22.8 million Common shares under the terms of a substantial issuer bid.

Litigation
The Company is involved in an arbitration related to the MAPLE Facilities and an associated litigation with AECL and the Government of Canada, the details of which are discussed in “MAPLE Facilities” section of this MD&A. On December 11, 2009, PerkinElmer filed a Notice relating to the planned sale of MDS Analytical Technologies to Danaher, the details of which are discussed in the “Sale of MDS Analytical Technologies” and “Divestitures and discontinued operations” sections of this MD&A. On January 25, 2010, the above action was dismissed. The Company also has the following litigation matters relating to MDS Pharma Services.

During fiscal 2009, we were served with a Complaint related to repeat study costs and mitigation costs of approximately $10 million and lost profits of approximately $70 million. This action relates to certain bioequivalence studies carried out at the Montreal, Canada facility from January 1, 2000 to December 31, 2004. We maintain reserves in respect of study costs as well as errors and omissions insurance.  MDS has assessed this claim and no provision has been recorded related to the claim for lost profits. We have filed an Answer and intend to vigorously defend this action.

During fiscal 2009, we were served with a Statement of Claim related to repeat study and mitigation costs of $5 million and loss of profit of $28 million. This action relates to certain bioequivalence studies carried out at the Montreal, Canada facility from January 1, 2000 to December 31, 2004. We maintain reserves in respect of study costs as well as errors and omissions insurance.  MDS has assessed this claim and no provision has been recorded related to the claim for lost profit. We have filed a Statement of Defence and intend to vigorously defend this action.

Risks and uncertainties
This section outlines certain risks and uncertainties that can have an impact on the Company’s operating results and financial position over the course of a year.  A more detailed discussion of risks and uncertainties and industry trends is contained in the AIF and the Circular.

Completion of the planned sale of MDS Analytical Technologies
The completion of the planned sale of MDS Analytical Technologies is subject to a number of conditions precedent, certain of which are outside the control of the Company, including regulatory approvals and the completion of the sale by Life to Danaher of its interest in the Applied Biosystems MDS Analytical Technologies Instruments joint venture. There can be no certainty that these conditions will be satisfied or, if satisfied, when they will be satisfied. Danaher is also not required to consummate the sale of MDS Analytical Technologies in the event of a change having a Material Adverse Effect (as defined in the sale agreement between MDS and Danaher) prior to the consummation of the planned sale of MDS Analytical Technologies. Although a Material Adverse Effect excludes certain events that are beyond the control of the Company, such as changes in general economic conditions or general conditions in any of the markets in which the MDS Analytical Technologies operates. If the sale of MDS Analytical Technologies is not completed, the market price of the Common shares may decline to the extent that the market price reflects a market assumption that the sale of MDS Analytical Technologies will be completed. If the sale of MDS Analytical Technologies is not completed and our Board of Directors decide to seek another merger or business combination, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the price to be paid pursuant to the agreement between MDS and Danaher in relation to the sale of MDS Analytical Technologies.

Completion of the intended sale of Early Stage
We have announced our intention to sell Early Stage and initially stated that upon completion of the sale of Early Stage, we intended to make a secondary distribution to shareholders with a portion of the net cash proceeds. This secondary distribution would be in addition to the planned shareholder distribution of $400 million to $450 million following the sale of MDS Analytical Technologies. There can be no assurance that MDS will complete a transaction involving Early Stage. During the first quarter of fiscal 2010, continued deterioration of market conditions, the declining Early Stage customer base and new developments in the ongoing strategic review process, including recent discussions with interested parties, are now likely to result in lower sale proceeds than previously expected, and we now believe the sale proceeds from Early Stage may not be sufficient to fund a second distribution to shareholders. Shareholders may be expecting the sale and subsequent distribution to be completed, and if we are unable to complete the sale of Early Stage and/or make a distribution, the market price of our Common shares may decline.

The early-stage contract research organization market has recently seen reductions in orders and revenue as a result of economic conditions, mergers between major pharmaceutical companies and the reduced availability of funding for biotechnology companies. In addition, some customers have expressed concern regarding the uncertainty created by MDS’s Strategic Review process. The Company’s Early Stage business has seen reduced orders and revenue, which we believe is driven by these factors. Considering the high portion of fixed costs within Early Stage, profitability has declined as a result of reduced revenue, and Early Stage is currently generating an EBITDA loss. While we believe it is probable that a sale of Early Stage will occur, in the unlikely event that MDS does not complete the intended sale of Early Stage, in order to increase revenue and improve profitability, MDS may have to invest additional capital and incur restructuring costs to strengthen the business. The cost and length of time for which MDS would have to incur cash outflows related to Early Stage is uncertain. Those outflows may have a material adverse effect on the business, financial condition and cash flows of the Company.

Obligations retained after the sale of businesses
Certain liabilities relating to the businesses, which have been sold or are expected to be sold have been or will be retained by the Company. In particular, the Company may remain the defendant in current lawsuits, and potentially future lawsuits, that relate to activities, which occurred prior to the sale of the businesses, which have been or will be sold. The Company has retained liabilities relating to studies that were closed prior to the sale of Phase II-IV. The Company may also retain certain pre-closing liabilities of the businesses sold, such as environmental liabilities. As well, the Company may be required to reimburse the purchasers of the businesses under certain circumstances, including for breaches of representations and warranties in the applicable sale agreement. Given its reduced size, the Company now has less of a financial base upon which to sustain such retained liabilities, and any payments required to be made as a result of such liabilities could have a material adverse effect on the Company and its financial condition.

Supply of reactor isotopes
Radioisotopes used in nuclear medicine and sterilization technologies are manufactured in electric-powered cyclotrons or nuclear reactors.  A continuous and reliable supply of reactor radioisotopes, such as Mo99 and Co60, is important to the business of the Company. Routine and/or unscheduled shutdowns of these reactors can have a dramatic impact on the supply of radioisotopes at any point.

AECL’s NRU reactor is currently out of service due to leaks in the reactor vessel.  AECL is currently completing the repair of the reactor and expects it to return to service in the end of March of 2010, however, AECL has reported that if there are continuing challenges with the repair process, the NRU reactor return to service schedule could extend into April 2010. The reactor may not return to service as planned and may be out of service permanently or for an extended period of time or may go out of service again in the future. In addition, due to the NRU reactor being out of service for an extended period, the Company’s customers may have obtained alternate supply, may seek to diversify their supply and as a result we may have lower revenue from medical isotopes than we experienced in the past. The majority of the Company’s reactor-based medical isotopes are currently supplied from AECL’s NRU reactor. The NRU reactor is over 50 years old and its current license extends to 2011. There is no assurance that the license will be extended past 2011. Refer to “Medical isotope supply disruption” section of this MD&A for additional discussion of the uncertainty of the supply of reactor-based medical isotopes.

We have taken steps to source additional long-term cobalt supply from a major supplier, Energoatom.  By establishing new contracts or by negotiating extensions of existing long-term supply arrangements we expect to diversify and secure the sources of supply. Changes in maintenance schedules or the continued operations of the reactors, which manufacture radioisotopes could impact the availability and timing of the purchases.

Covenants and restrictions in our senior unsecured notes and bank credit facilities
Our senior unsecured notes, as well as our revolving credit facility, require us to meet specified financial ratios that are defined under the terms of the note purchase agreement relating to our senior unsecured notes and revolving credit facility. Failure to meet these financial ratios may result in an event of default under the note purchase agreement, which could result in acceleration of our indebtedness under the senior unsecured notes and require us to prepay the senior unsecured notes before their scheduled due date. Non-compliance with certain financial ratios could also impair our ability to draw funds on the revolving credit facility. Future debt instruments to which we may become subject to could also contain similar provisions.

The earnings impact from an extended NRU reactor shutdown, combined with the continued negative impact of existing market conditions, may cause a breach of these debt covenants. A breach of these covenants may require repayment of the outstanding senior unsecured notes currently valued at $199 million ($221 million as of October 31, 2009) plus accrued interest and an associated tax-deductible make-whole payment of approximately $23 million that would and may prevent us from accessing the existing revolving credit facility. As a result of losing access to the revolving credit facility, we would also be required to cash collateralize approximately $20 million of letters of credit.  Depending on the timing of the sale of MDS Analytical Technologies, and based on the reporting of compliance with the covenants with respect to our first quarter of fiscal 2010, a breach of certain debt covenants related to the senior unsecured notes and the revolving credit facility may occur during our second quarter of fiscal 2010. We may, however, not violate our covenants, or we may be able to obtain a waiver if we expect to be in violation of the covenants.

While we intend to redeem the senior unsecured notes using cash on hand and the sale proceeds of MDS Analytical Technologies, if we fail to meet the financial ratios at some point prior to the completion of the sale of MDS Analytical Technologies we would be required to seek a wavier from the note holders or obtain new financing at market rates.  The Company may not be able to obtain a waiver or obtain new financing, and may not have sufficient cash on hand to repay the senior unsecured notes, including the make-whole payment, cash collateralize letters of credit and fund its operations.

As well, the note purchase agreement governing the senior unsecured notes includes restrictions on the ability of the Company and its subsidiaries to pay dividends, repurchase Common shares, invest in businesses that the Company does not control, sell assets, incur obligations that restrict the ability of the subsidiaries of the Company to pay dividends or other amounts to us, guarantee or secure indebtedness, enter into transactions with affiliates, consolidate, merge, or transfer all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis or initiate refinancing of debt. Future debt instruments to which we may become subject could also contain similar provisions.

Under a restrictive covenant in the senior unsecured notes, we are currently unable to pay dividends or repurchase Common shares, which may limit the access to new capital and may negatively affect the stock price of the Company.

Declining general economic conditions and uncertainties in the global credit and equity markets
Our business is sensitive to changes in general economic conditions. Worldwide financial markets continue to experience a disruption, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades and declining valuations of investments. These disruptions are likely to have an ongoing adverse effect on the world economy.  We are unable to predict how long the economic downturn will last.  A continuing economic downturn and capital market disruptions may adversely impact our business resulting in: counterparties including customers, suppliers, investment banks and commercial banks experiencing liquidity issues and failing to fulfill contractual obligations to us, reduced demand for our product and services, increased pressure on the prices of our products and services, greater difficulty in collecting accounts receivable, and greater risk of impairment to the value, and a detriment to the liquidity of our assets and investment portfolio.  While we intend to finance ongoing operations, capital expenditures and restructuring projects with existing cash, cash flow from operations and borrowing under our existing credit facilities, we may require additional financing to support continued growth.  A declining global economic environment may reduce access to credit markets and limit access to capital on acceptable terms or at all.

Government regulation and funding
The cost of compliance with government regulation is necessary and has an impact on the business of the Company. Changes in policies, procedures, systems and staff training required by government regulation can have the effect of increasing the costs we incur to provide the products and services of the Company. We manage this risk to the degree possible through active participation in the review and approval process with regulatory bodies such as the FDA and the Canadian Nuclear Safety Commission (CNSC).

Our pharmaceutical research facilities and the isotope manufacturing facilities are subject to audit and approval by the FDA, CNSC and similar agencies.  Failure to achieve approval by these agencies will impact the ability of the Company to secure contracts to perform work.  Audit reports issued by relevant regulatory bodies could directly impact the ability of the Company to attract and retain work, as has been the recent experience at the Montreal, Canada bioanalytical research facilities. We capitalize on such experiences by formalizing the learning into our standards to improve the quality assurance practices, customer quality and customer service of the Company.

Regulatory policies are designed to protect the public’s health and can affect the drug development revenues of the Company if our customers are unable to move compounds from one stage to the next in a timely manner. We mitigate this risk by limiting our exposure to individual compounds and we maintain a balanced portfolio of development contracts.

Exposure to foreign currencies
Approximately 97% of revenue is earned outside of Canada based on the customer’s location.  The majority of the export product revenues and a significant component of the foreign activities of the Company are denominated in U.S. dollars.  We believe that continued expansion outside of Canadian markets is essential if the Company is to achieve its growth targets.  This expansion will subject us to volatility associated with changes in the value of the Canadian dollar.  We manage certain exchange rate risks primarily through the use of forward foreign exchange contracts.

We maintain a centralized treasury function that operates under policies and guidelines approved by the Audit Committee of the Board of Directors, covering foreign currency exchange, funding, investing, and interest rate management.  Our policies and guidelines prohibit us from using any derivative instrument for trading or speculative purposes.

We will continue to monitor the current and anticipated exposure of the Company to fluctuations in foreign currency exchange rates and enter into currency derivative contracts to manage the exposure.

Intellectual property
Our business is each dependent on intellectual property either in the form of patent protection of key technologies or unpatented proprietary methods and knowledge. We are exposed to the risk that others may gain knowledge of the proprietary methods of the Company, infringe on patents, or develop non-infringing competitive technologies.  While we take vigorous action to defend our positions, we may not be able to control usage of this intellectual property by others to compete against us.

Research and development
MDS carries on various research and development programs. Our business depends to one extent or another on our ability to maintain technological competitiveness and to provide leading-edge solutions to our customers. Ongoing investment in R&D will be required to grow and keep pace with a changing technological environment. The likelihood of success for any R&D project is inherently difficult to predict and could require a significant investment.

Litigation and insurance
From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation. At the present time we are not aware of any significant outstanding litigation against the Company that is not covered by the insurance policies of the Company and that could have a material adverse impact on the Company’s results or its financial position. We maintain a global insurance program with liability coverage up to $100 million to protect us from the financial risk associated with a claim made against us.  The ability of the Company to maintain insurance coverage with adequate limits and at a reasonable cost may be impacted by market conditions beyond our control.

Quarterly highlights
The following tables provide a summary of selected financial information for each of the eight most recently completed quarters. This financial data has been prepared in accordance with U.S. GAAP.

	Trailing four quarters	October 31 2009	July 31 2009	April 30 2009	January 31 2009
Revenues from continuing operations	$231	$51	$49	$65	$66
Operating (loss) income from continuing operations	$(2)	$(12)	$1	$8	$1
(Loss) income from continuing operations	$(15)	$(19)	$9	$(7)	$2
(Loss) income from discontinued operations, net of income taxes	$(120)	$(39)	$(71)	$(10)	$-
Net (loss) income	$(135)	$(58)	$(62)	$(17)	$2
Basic and diluted (loss) earnings per share
- from continuing operations	$(0.12)	$(0.15)	$0.08	$(0.07)	$0.02
- from discontinued operations	$(1.00)	$(0.33)	$(0.59)	$(0.08)	$-
Basic and diluted (loss) earnings per share	$(1.12)	$(0.48)	$(0.51)	$(0.15)	$0.02

	Trailing four quarters	October 31 2008	July 31 2008	April 30 2008	January 31 2008
Revenues from continuing operations	$296	$84	$72	$80	$60
Operating (loss) income from continuing operations	$(355)	$(347)	$7	$3	$(18)
(Loss) income from continuing operations	$(246)	$(247)	$2	$1	$(2)
(Loss) income from discontinued operations, net of income taxes	$(307)	$(328)	$(12)	$12	$21
Net (loss) income	$(553)	$(575)	$(10)	$13	$19
Basic and diluted (loss) earnings per share
- from continuing operations	$(2.02)	$(2.05)	$0.02	$0.01	$(0.02)
- from discontinued operations	$(2.52)	$(2.72)	$(0.10)	$0.10	$0.18
Basic and diluted (loss) earnings per share	$(4.54)	$(4.77)	$(0.08)	$0.11	$0.16

Fourth quarter fiscal 2009 compared to the fourth quarter fiscal 2008
Revenues from continuing operations
Revenues from continuing operations in the fourth quarter of fiscal 2009 of $51 million were $33 million lower compared to the comparative fourth quarter of fiscal 2008, primarily due to lower revenues in medical imaging and radiotherapeutics, and sterilization technologies. These lower revenues were primarily driven by AECL’s NRU reactor shutdown and lower cobalt supply.

Selling, general and administration (SG&A)
SG&A expenses in the fourth quarter of fiscal 2009 of $21 million were $4 million lower compared to the fourth quarter of fiscal 2008 primarily due to lower compensation cost due to workforce reductions and cost control initiatives.

Other income (expenses), net
Other income in the fourth quarter of fiscal 2009 of $5 million was $10 million higher than the same quarter in fiscal 2008. This was primarily due to a $7 million valuation provision and charge related to the investment in Entelos recorded in the fourth quarter of fiscal 2008 and a lower foreign exchange gain on the revaluation of certain assets and liabilities in the fourth quarter of fiscal 2009.

Operating loss
The $12 million loss from continuing operations in the fourth quarter of fiscal 2009 improved by $335 million compared to the same quarter in fiscal 2008. This decrease was due to a $341 million MAPLE Facilities write-off and a $7 million valuation provision and charge related to the investment in Entelos in the fourth quarter of fiscal 2008, and a $12 million increase in fair value of the embedded derivatives and $4 million of lower SG&A expenses in the fourth quarter of fiscal 2009. This was partially offset by lower MDS Nordion revenues and a $9 million restructuring charge recorded due to the strategic repositioning in the fourth quarter of fiscal 2009.

Adjusted EBITDA
Adjusted EBITDA in the fourth quarter of fiscal 2009 of $4 million was $4 million lower compared to the same quarter of fiscal 2008.  This was primarily due to the lower revenues from both the medical imaging and radiotherapeutics, and lower cobalt supply and the negative impact of foreign exchange on the revaluation of certain of the assets and liabilities, partially offset by a $12 million increase in fair value of the embedded derivatives, lower compensation cost due to workforce reductions and other cost control initiatives.

Adjusted EBITDA
The following tables provide a summary of adjusted EBITDA for continuing operations for each of the eight most recently completed quarters:

	Trailing four quarters	October 31 2009	July 31 2009	April 30 2009	January 31 2009
Revenues from continuing operations	$231	$51	$49	$65	$66
Operating (loss) income from continuing operations	$(2)	$(12)	$1	$8	$1
Depreciation and amortization	24	7	6	6	5
EBITDA	22	(5)	7	14	6
Restructuring charges, net	9	9	-	-	-
Valuation provisions and investment write-downs	1	-	-	-	1
Adjusted EBITDA	$32	$4	$7	$14	$7
Adjusted EBITDA Margin (% of revenues)	14%	8%	14%	22%	11%

	Trailing four quarters	October 31 2008	July 31 2008	April 30 2008	January 31 2008
Revenues from continuing operations	$296	$84	$72	$80	$60
Operating (loss) income from continuing operations	$(355)	$(347)	$7	$3	$(18)
Depreciation and amortization	25	6	7	5	7
EBITDA	(330)	(341)	14	8	(11)
Restructuring charges, net	1	1	-	-	-
Valuation provisions and investment write-downs	10	7	-	3	-
Loss on sale of a business	4	-	-	-	4
MAPLE Facilities write-off	341	341	-	-	-
Adjusted EBITDA	$26	$8	$14	$11	$(7)
Adjusted EBITDA Margin (% of revenues)	9%	10%	19%	14%	(12%)

The adjusting items in the fourth quarter of fiscal 2009 include a $9 million restructuring charge due to the strategic repositioning. The adjusting item in the first quarter of fiscal 2009 includes a $1 million for the write-off of the investment in Entelos.

The adjusting items in the fourth quarter of fiscal 2008 include a $341 million non-cash MAPLE Facilities write-off, $7 million valuation provision and charge related to the investment in Entelos, and a $1 million restructuring charge for lease termination costs of the headquarter offices in Canada. The adjusting items in the second quarter of fiscal 2008 include $3 million for impairment charge for the ABCP. The adjusting item in the first quarter of fiscal 2008 includes a $4 million loss on sale of the external beam therapy and self-contained irradiator product lines.

Outlook
On September 2, 2009, MDS announced that it entered into a $650 million agreement to sell MDS Analytical Technologies and that it intends to sell Early Stage.  Upon the completion of these transactions, we expect to remain a publicly traded company focused primarily on MDS Nordion. We currently expect to complete the sale of MDS Analytical Technologies during the first calendar quarter of 2010. On July 1, 2009, we completed the sale of the Phase II-IV and on October 30, 2009, we completed the sale of the Central Labs operations. The results of MDS Analytical Technologies and MDS Pharma Services, including Early-Stage, Phase II-IV and Central Labs are reported as discontinued operations.

During fiscal 2008, MDS Analytical Technologies and MDS Pharma Services generated approximately 62% and 21%, respectively, of the Company’s consolidated adjusted EBITDA. Accordingly, following the completion of the planned sale of MDS Analytical Technologies, we expect that the adjusted EBITDA will be reduced substantially. While we expect that the Company’s operating costs will be reduced due to the smaller number of employees following the sale, we also expect to incur restructuring costs as we resize the corporate functions to reflect the size and nature of the remaining business.

Upon the completion of the planned sale of MDS Analytical Technologies, the intended sale of the remaining Early Stage and completion of associated transition services, we intend to wind down the existing head office operations in Toronto, Canada, which currently employs approximately 150 people, and to establish a new corporate office in Ottawa, Canada, the current head offices of MDS Nordion. This transition is intended to result in the establishment and hiring of approximately 50 positions in Ottawa with the remaining 100 current corporate positions being eliminated due to the reduced scale of the ongoing operations. The severance cost, including those for the executive officers, of closing the Toronto office is estimated to be approximately $30 million, of which a pre-tax restructuring charge of $9 million was recorded in the fourth quarter of fiscal 2009 related to this initiative. In addition to a lower number of corporate employees, we would expect to incur lower costs in certain areas, such as audit and insurance resulting from the reduced size and nature of the remaining business.  Upon the completion of the restructuring of the corporate functions and certain transition activities, we expect MDS will generate positive EBITDA and positive cash flows with MDS Nordion as the only operating unit, with or without the contribution generated from NRU reactor supplied product.

In fiscal 2010, we expect our corporate costs to increase due to transitional costs. We expect to provide transition services, including separation of IT systems and financial reporting, and provision of services such as payroll, accounts receivable and payable, on an interim basis to each buyer of a business we sell. While we expect to receive revenue for providing these services, the revenue may not exceed the cost. In addition, we expect to incur costs related to items such as recruiting and cross training of corporate staff in Ottawa, Canada, incremental director and officer insurance to reduce future liability and costs, reorganization of entities and records retention. Following the completion of these activities, the transition services, and the associated restructuring related to the Toronto, Canada corporate office, we would expect corporate SG&A to be approximately one-third of the fiscal 2009 corporate SG&A.

As discussed earlier in the “Medical isotope supply disruption” section of this MD&A, AECL has announced that its NRU reactor is expected to return to service by the end of March 2010, however, AECL has reported that if there are continuing challenges with the repair process, the NRU reactor return to service schedule could extend into April of 2010. The NRU reactor supplies substantially all of MDS Nordion’s reactor-based medical isotopes and, as a result of this shutdown, we previously announced that Nordion’s adjusted EBITDA would be reduced by approximately $4 million for every month the reactor is out of service. Prior to the shutdown of the NRU reactor in May 2009, NRU reactor supplied products contributed approximately $30 million of EBITDA in the current fiscal year, which included $6 million of incremental EBITDA that resulted from higher sales during a competitor’s supply disruption. To date, we have not been able to obtain an alternate short-term supply of the primary medical isotope Mo99.

In fiscal 2010, if the NRU reactor returns to service, we expect the revenue and profitability from NRU reactor supplied medical isotopes may not fully return to previous levels due to the negative impact of any alternate sources of medical isotopes that the customers have secured during the period that the NRU reactor was out of service and the impact of alternate procedures and methods used to increase the utilization of medical isotopes.  These may be partially, or completely, offset by the impact of the planned shutdown of a major European reactor beginning in the first calendar quarter of 2010, which may disrupt isotope supply for competitors.

In addition to pursuing the arbitration proceeding to compel AECL to complete the MAPLE reactors, we continue to seek other long-term sources of medical isotope supply.  In this regard, we have announced collaborations with TRIUMF and the Karpov Institute of Physical Chemistry and we continue to pursue alternate long-term sources of Mo99. MDS Nordion expects to continue to fund the costs related to its ongoing arbitration proceedings with AECL and its legal proceedings against the Government of Canada and AECL as described earlier in “MAPLE Facilities” section of the MD&A.

In fiscal 2010, MDS Nordion expects the supply of cobalt will increase compared with fiscal 2009 and that revenue associated with this product will also increase, however, the amount shipped in each quarter is expected to continue to fluctuate based on the timing of cobalt receipts from the suppliers. In addition, in the third quarter of fiscal 2009, we amended the Russian Cobalt Supply Contract with Energoatom, which was intended to increase MDS Nordion’s long-term supply of cobalt to meet the continued growth in cobalt sterilization in the long term. The amendment resulted in a reduction of the overall committed volumes, however, this was primarily in the later years of this 17-year agreement.

MDS Nordion remains encouraged by the ongoing global expansion of its TheraSphere® product line, which grew by over 25% in fiscal 2009 compared with fiscal 2008 and with $20 million in annual revenue, it became our third largest product, based on revenue, as this treatment continues to gain acceptance for cancer treatment. We expect continued growth in TheraSphere® in fiscal 2010.  We also expect growth in other radiotherapeutic products, including a new product that began commercial production in the second half of the current fiscal year.  In fiscal 2010, we expect to increase investment in R&D and in the selling and marketing of radiotherapeutics, including support for the continued growth of TheraSphere®.

In the first quarter of fiscal 2010, the operating activities of MDS Analytical Technologies and Early Stage, which are included in discontinued operations, are expected to generate positive cash flows.  Excluding the impact of asset write-downs, the profitability of Early Stage improved in the fourth quarter of fiscal 2009 compared with the third quarter of fiscal 2009. New order wins also improved sequentially in the fourth quarter of fiscal 2009 compared with the third quarter of fiscal 2009, however, customers continue to express their concern over the uncertainty created by the process to sell Early Stage. MDS Analytical Technologies continued to generate positive EBITDA in the fourth quarter of fiscal 2009. Sequentially, adjusted EBITDA for MDS Analytical Technologies was essentially flat.

As a result of the planned sale of MDS Analytical Technologies and the repurchase of the senior unsecured notes, we may generate income subject to tax in certain jurisdictions. However, based on available tax carryovers, transaction and restructuring costs associated with the sale, make-whole payments on the repurchase of the senior unsecured notes, and the expected structure of the sale, we do not expect to pay significant cash taxes on any gains arising from the sale of MDS Analytical Technologies. As well, we expect to be able to apply certain transaction and restructuring costs associated with the sale of MDS Analytical Technologies to reduce any cash taxes arising on the intended future sale of Early Stage.

In the future the Company will significantly benefit from existing tax losses, R&D tax credits, and other carryovers that can be applied to reduce future cash taxes.  At year end, we reported $55 million of deferred tax assets, all of which relate to our Canadian operations and could be used to reduce future cash taxes in Canada.  In addition, we expect certain transaction and restructuring costs arising from the sale of MDS Analytical Technologies and on the intended future sale of Early Stage, to generate additional tax carryovers for the Company.  We will also benefit from significant reductions to the corporate tax rate in Canada.  Today our tax rate approximates the Canadian corporate income tax rate, which is currently 32%.  However, based on both legislated and proposed income tax rate reductions, we expect our corporate tax rate to fall to 25% by fiscal 2014. This rate is expected to be further reduced by the amount of tax credits that MDS Nordion generates from the R&D that it performs internally and on behalf of certain customers.

We currently expect to close the sale of MDS Analytical Technologies during the first calendar quarter of fiscal 2010, which is subject to regulatory approval, including resolution of a second request from the Federal Trade Commission in the U.S. and other closing conditions as has previously been discussed in “Divestitures and discontinued operations - Sale of MDS Analytical Technologies” section of this MD&A.  We expect to receive gross proceeds of $650 million on the completion of the sale of MDS Analytical Technologies. We currently intend to distribute a portion of the sale of MDS Analytical Technologies proceeds, currently estimated to be approximately $400 million to $450 million, to shareholders pursuant to a substantial issuer bid. The balance of the gross proceeds of the sale of MDS Analytical Technologies plus existing cash on hand ($298 million as of October 31, 2009) is expected to be used to:  (i) redeem the senior unsecured notes; (ii) fund transaction and restructuring costs related to the sale of MDS Analytical Technologies including the wind down of the corporate office; and (iii) fund the future ongoing operations and obligations.

Impact of divestitures, use of sale proceeds and available cash
We have received $41 million to date from the sale of the Phase II-IV and Central Labs, which are included in the $298 million cash balance as of October 31, 2009. We expect to receive an additional $13 million by the fourth quarter of fiscal 2010, $10 million of which is recorded in restricted cash, from the sale of the Phase II-IV upon MDS meeting certain post closing obligations and assuming that there are no breach of representations and warranties under the sale agreement. In addition, we expect to receive approximately $9 million of net post close adjustments on the Phase II-IV and Central Labs sales. We also expect to receive
$650 million in cash and $4 million of debt forgiveness on the completion of the sale of MDS Analytical Technologies during the first calendar quarter of 2010.

Redemption of the senior unsecured notes
On December 18, 2009, we repaid $23 million of the senior unsecured notes that matured. Based on an agreement with the note holders, within three days following the completion of the sale of MDS Analytical Technologies, we intend to redeem the outstanding U.S. dollar denominated senior unsecured notes by payment of approximately $223 million to the holders thereof.  This amount includes the principal amount, including accrued interest and approximately $23 million make-whole amount that is tax deductible. With the sale of MDS Analytical Technologies, we will be unable to access the C$500 million (US$462 million) revolving credit facility under the terms of the associated Credit Facility Agreement, which was undrawn as of October 31, 2009 and will be required to provide approximately $20 million of cash collateral for the outstanding letters of credit. The $20 million of the cash collateral will be recorded as restricted cash and we will not have access to it for our operations, while it is held as collateral.

Distribution to shareholders pursuant to substantial issuer bid
We currently intend to distribute approximately $400 million to $450 million of the sale proceeds of MDS Analytical Technologies to the shareholders pursuant to a substantial issuer bid. The actual amount used to fund the substantial issuer bid will be determined at the time the bid is commenced and will take into account the expected impact on the liquidity of the Common shares subsequent to the substantial issuer bid and current estimates for the items described below, including the cash required for the future ongoing operations. We currently intend to proceed with a substantial issuer bid within 30 days following completion of the sale of MDS Analytical Technologies.

Cash retained for the ongoing operations
On completion of the sale of MDS Analytical Technologies and the substantial issuer bid, we intend to initially hold a cash balance in the range of $125 million to $175 million to support the ongoing operations and obligations related to MDS Nordion and the Early Stage business, in addition to amounts required to fund any unpaid transaction and restructuring costs described below. Following the intended sale of Early Stage, we expect  our cash balance may be lower as a result of the expected operating cash requirements of the Early Stage business prior to the intended sale, and also the amount of proceeds that are received in cash upon the completion of the intended sale.  These cash proceeds may not exceed the associated transaction and restructuring costs, and the amounts required to fund other obligations retained as a result of the sale of the business.

Transaction and restructuring
Corporate restructuring
Contingent upon the closing of the sale of MDS Analytical Technologies or a change in accordance with the Company’s change of control (COC) policy, certain of the executive officers, are entitled to severances, which include: (i) a sum equal to the executive officer’s annual compensation times a prescribed multiple, ranging from one to three, (ii) the executive officer’s average annual bonus over the last three years, and (iii) to the extent the executive officer is subject to certain U.S. tax requirements a tax gross-up amount in respect thereof. In addition, other employees in the Toronto, Canada corporate office would be entitled to severance and certain retention payments if they are terminated by the Company. We expect to record approximately $21 million of additional restructuring charges in fiscal 2010. Subsequent to year end, on January 8, 2010, the Company announced the departure of Stephen P. DeFalco, former Chief Executive Officer, and as a result $7 million of the above $21 million of severance and benefits, including a U.S. tax gross-up, became payable in accordance with his employment contract.

Pursuant to the Company’s strategic repositioning and COC policy, MDS may also incur the following additional costs.

Stock-based compensation awards
Our stock-based compensation awards consist of stock options, performance share units (PSUs) granted under mid-term incentive plan (MTIP) and restricted share units (RSUs). Upon the sale of MDS Analytical Technologies, pursuant to the COC policy all of the outstanding unvested stock-based compensation awards will accelerate and fully vest. A change of control includes, among other things, the sale of all or substantially all of the assets and undertaking of MDS.

The accelerated vesting of all of the 1 million outstanding stock options due to the COC policy will result in a non-cash stock compensation expense of approximately $3 million. Substantially all of the unvested stock options are out of the money as of
October 31, 2009. We will record a non-cash expense for these stock options upon the closing of the planned sale of MDS Analytical Technologies, which is expected to close during the first calendar quarter of 2010.

In addition, pursuant to the COC policy, all of the stock-based incentives granted to employees including to the executive officers pursuant to the MTIP and RSU plan will accelerate and fully vest at an estimated cost of approximately $15 million based on approximately 2 million PSUs and RSUs outstanding, and assuming a share price of $8.00 per Common share. The actual payment will be based on the average closing price of the Common shares for the five trading days up to and including the date of vesting. We will record amounts payable under the MTIP and the RSU plans upon the closing of the sale of MDS Analytical Technologies, which is expected to close in the first calendar quarter of 2010. The $2 million of RSUs that vested and were paid out in the first fiscal quarter of 2010 are not included in the $15 million.

Transaction incentive plan
We implemented a transaction incentive plan on May 20, 2009, which is designed to motivate and retain certain executives to assist in the evaluation and implementation of strategic alternatives available to MDS. This incentive plan established an incentive pool based on a percentage of the enterprise value of the businesses sold, and if two business units are sold, an amount based on the enterprise value of the remaining business. Based on both MDS Analytical Technologies and the intended Early Stage sales closing and a share price of $8.00 per Common share, the payment under this incentive plan is estimated to be $10 million of which less than
$1 million was accrued in fiscal 2009.

Contract cancellation charges
Subsequent to the sale of MDS Analytical Technologies and Early Stage, we will retain certain contracts that contain minimum purchase or fixed price commitments that are not economical for the remaining business. We expect to incur up to $5 million of expense to restructure or pay out these contracts in fiscal 2010. Additionally, we intend to vacate all, or substantially all of the corporate office space in Toronto, Canada, for which future rent payments and cancellation penalties currently total approximately
$7 million. We have initiated actions to sublease the office space or negotiate a buyout of the remaining lease at a reduced amount.

Financial advisory services fees
As a result of both the planned sale of MDS Analytical Technologies and the intended sale of Early Stage, we will incur fees of approximately $21 million in connection with financial advisory services provided by investment bankers to MDS. Approximately
$14 million of these fees are related to the sale of MDS Analytical Technologies of which $5 million was paid in fiscal 2009. Pursuant to agreements with the Company’s financial advisors, if two business units are sold, they are entitled to a fee based on the market capitalization of the remaining business which is determined by the first sixty days average closing market price of the Common shares following the consummation of the sale of MDS Analytical Technologies and MDS Pharma Services. Assuming an average share price of $8.00 per Common share, we estimate approximately $7 million of financial advisory services fee would be incurred in relation to the sale of Early Stage should it occur following the close of the MDS Analytical Technologies transaction.

In addition, we expect to incur approximately $11 million in legal, accounting and other advisory fees associated with the sale of MDS Analytical Technologies, of which $4 million was paid in fiscal 2009. We have approximately $2 million of unpaid advisory fees associated with the sale of MDS Phase II-IV and Central Labs and currently expect to incur approximately $4 million of advisory fees in relation to the sale of Early Stage.

Accounting and Control Matters

Recent accounting pronouncements
United States
On July 1, 2009, the Financial Accounting Standards Board (FASB) issued ASC 105, “Generally Accepted Accounting Principles” (ASC 105), which establishes the ASC as the authoritative source of U.S. GAAP. The issuance of ASC 105 does not change U.S. GAAP and had no material impact on the consolidated financial statements.

In December 2009, FASB issued Accounting Standards Update (ASU) No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (formerly, SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”) (ASU 2009-17) to improve financial reporting by enterprises involved with variable interest entities. ASU 2009-17 shall be effective as of the beginning of each entity’s first annual reporting period that begins after November 15, 2009 and earlier application is not allowed. The Company will adopt ASU 2009-17 on November 1, 2010, and it is not expected to have a material impact on our consolidated results of operations and financial condition.

In August 2009, FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05). This update provides amendments to ASC 820, “Fair Value Measurements and Disclosure” for the fair value measurement of liabilities when a quoted price in an active market is not available. The Company will adopt ASU 2009-05 on November 1, 2009 and it is not expected to have a material impact on the Company’s consolidated financial statements.

In December 2008, FASB issued ASC 715-20, “Compensation - Retirement Benefits” (formerly, FSP FAS No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”) (ASC 715-20), which requires plan sponsors to provide new disclosures about assets in defined benefit postretirement benefit plans as well as any concentrations of associated risks.  These disclosures about plan assets are required for fiscal years ending after December 15, 2009, but are not required for interim periods. ASC 715-20 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. We will adopt ASC 715-20 on
November 1, 2009, which will only impact the disclosures of pension plan assets in the annual consolidated financial statements.

In April 2008, FASB issued ASC 350-30, “Intangibles - Goodwill and Other” (formerly, FSP FAS No. 142-3, “Determination of the Useful Life of Intangible Assets”) (ASC 350-30). ASC 350-30 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. ASC 350-30 is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. We plan to adopt ASC 350-30 on November 1, 2009 and it is not expected to have a material impact on the consolidated financial statements.

In February 2008, FASB issued ASC 820-10, “Fair Value Measurements and Disclosures” (formerly, FSP 157-2, “Effective Date of FASB Statement No. 157”) (ASC 820-10). ASC 820-10 defers the effective date of ASC 820 for non-financial assets and liabilities to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. We adopted the applicable portions of ASC 820 effective November 1, 2008 and has not yet applied the provisions of ASC 820 to the non-financial assets and liabilities within the scope of ASC 820-10. We plan to adopt the deferred portion of ASC 820 on November 1, 2009.  We currently do not expect the adoption of the deferred portions of ASC 820 to have a material impact on the consolidated financial statements.

In December 2007, FASB issued ASC 805, “Business Combinations” (formerly FAS No. 141 (revised 2007), “Business Combinations (revised 2007)”) (ASC 805). ASC 805 requires companies to use the acquisition method of accounting for all business combinations and the identification of an acquirer for each business combination. ASC 805 also requires that liabilities related to contingent consideration be measured at fair value at the acquisition date, acquisition-related and restructuring costs be recognized separately from the business combination and noncontrolling interest in subsidiaries be measured at fair value and classified as a separate component of equity.  ASC 805 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. We plan to adopt ASC 805 on November 1, 2009 and are currently assessing the impact of ASC 805 retroactive tax impacts related to tax uncertainties acquired in previous business combinations.

In December 2007, FASB issued ASC 810, “Consolidation” (formerly, SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51”) (ASC 810), which is effective for fiscal years beginning on or after December 15, 2008.  ASC 810 requires noncontrolling interests in subsidiaries be presented as equity in the consolidated financial statements and that all transactions between an entity and noncontrolling interests be accounted for as equity transactions. We plan to adopt ASC 810 on November 1, 2009 and it is not expected to have a material impact on the consolidated results of operations and financial condition.

International Accounting Standards
We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in the U.S. and in Canada with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  We currently expect to adopt IFRS as our primary reporting standard when the U.S. Securities and Exchange Commission requires domestic registrants in the U.S. to transition to IFRS.

Principles of consolidation
Our consolidated financial statements reflect the assets, liabilities, and results of operations of all subsidiaries and entities of which we are the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. We use the equity method of accounting for investments in entities for which we do not have the ability to exercise control, but have significant influence.

Critical accounting policies and estimates
Our discussion and analysis of the financial condition and results of operations is based on the consolidated financial statements, which have been prepared in accordance with U.S. GAAP applied on a consistent basis. Beginning with its fiscal 2007 year-end, we adopted the U.S. dollar as the Company’s reporting currency and U.S. GAAP as its primary reporting standard for the presentation of its consolidated financial statements.

Use of estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates are used in accounting for, among other items, revenues from long-term contracts, inventory valuation, residual values of leased assets, allowance for credit losses on receivables, the amount and timing of future cash flows expected to be received on long-term investments, projections related to stock-based compensation plans, actuarial assumptions for the pension and other post-employment benefit plans, future cash flows associated with goodwill and long-lived asset valuations, and environmental and warranty reserves. Company’s estimates are based on the facts and circumstances available at the time estimates are made, historical experience, risk of loss, general economic conditions and trends, and the assessments of the probable future outcomes of these matters. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of changes, if any, are reflected in the consolidated statements of operations in the period that they are determined.

Allowance for doubtful accounts
We maintain bad debt reserves based on a variety of factors, including the length of time the receivables are past due, macroeconomic conditions, significant one-time events, historical experience and the financial condition of customers. We record a specific reserve for individual accounts when we become aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If circumstances related to a customer change, we would further adjust estimates of the recoverability of receivables.

Inventories
Inventories of raw materials and supplies are recorded at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market.  Finished goods and work-in-process include the cost of material, labor and manufacturing overhead and are recorded on a FIFO basis at the lower of cost or market.

Property, plant and equipment
Property, plant and equipment, including assets under capital leases, are carried in the accounts at cost less accumulated depreciation.  Gains and losses arising on the disposal of individual assets are recognized in income in the period of disposal.

The costs associated with modifications to facilities owned by others to permit isotope production are deferred and recorded as facility modifications and amortized over the expected contractual production.

Costs, including financing charges and certain design, construction and installation costs, related to assets that are under construction and are in the process of being readied for their intended use are recorded as construction in-progress and are not subject to depreciation.

Depreciation is recorded from the date on which each asset is placed into service, is generally provided for on a straight-line basis over the estimated useful lives of the property, plant and equipment.

Asset retirement obligations
We record asset retirement obligation costs associated with the retirement of tangible long-lived assets. We review legal obligations associated with the retirement of these long-lived assets. If it is determined that a legal obligation exists and it is probable that this liability will ultimately be realized, the fair value of the liability for an asset  retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the expected life of the asset. The present value of the asset retirement obligation is accreted with the passage of time to its expected settlement fair value.

Impairment of long-lived assets
We evaluate the carrying value of long-lived assets, including property, plant and equipment, for potential impairment when events and circumstances warrant a review. Factors that we consider important that could trigger an impairment review include, but are not limited to, significant underperformance relative to historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business, significant negative industry or economic trends, a significant adverse legal or regulatory development, a significant decline in the Company’s stock price for a sustained period, and the Company’s market capitalization relative to its net book value.

The carrying value of a long-lived asset is considered impaired when the anticipated net recoverable amount of the asset is less than its carrying value.  In that event, a loss is recognized in an amount equal to the difference between the carrying value and fair value less costs of disposal by a charge to income.  The anticipated net recoverable amount for a long-lived asset is an amount equal to the anticipated undiscounted cash flows net of directly attributable general and administration costs, carrying costs, and income taxes, plus the expected residual value, if any.

Long-term investments
We account for long-term investments where the Company has the ability to exercise significant influence using the equity method of accounting. In situations where we do not exercise significant influence over a long-term investee that is not publicly listed, the investments are recorded at cost. Investments in public companies are accounted for at fair value. We periodically review these investments for impairment. In the event the carrying value of an investment exceeds its fair value and the decline in fair value is determined to be other than temporary, we write down the value of the investment to its fair value.

Revenue recognition
Revenues are recorded when title to goods passes or services are provided to customers, the price is fixed or determinable, and collection is reasonably assured. For the majority of product revenues, title passes to the buyer at the time of shipment and revenue is recorded at that time.

Stock-based compensation
The fair value of stock options granted on and after November 1, 2003 is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period. The expense is included in SG&A expenses in the consolidated statements of operations and as additional paid-in capital grouped within shareholders’ equity on the consolidated statements of financial position. The consideration received on the exercise of stock options is credited to share capital at the time of exercise along with the associated amount of additional paid-in capital.

Certain of the Company’s incentive compensation plans base the determination of compensation to be paid in the future on the price of the Company’s publicly traded shares at the time of payment or time of the grant date. Expenses related to these plans are recorded as a liability and charged to income over the period in which the amounts are earned, based on an estimate of the current fair value of amounts that will be paid in the future.

Stock-based compensation expenses relating to certain employees of MDS Analytical Technologies and MDS Pharma Services are included in the results of discontinued operations.

Pension, post-retirement and other post-employment benefit plans
We offer a number of benefit plans that provide pension and other post-retirement benefits. The current service cost of benefit plans is charged to income. Cost is computed on an actuarial basis using the projected benefits method and based on management’s best estimates of investment yields, salary escalation and other factors.

We recognize the funded status of its defined benefit plans on its balance sheet; recognizes gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit cost as a component of accumulated other comprehensive income, net of tax; measures its defined benefit plan assets and obligations as of the date of the Company’s fiscal year-end balance sheet; and discloses additional information in the notes to the consolidated financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

The expected costs of post-employment benefits, other than pensions, for active employees are accrued in the years in which employees provide service to the Company. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees. Other post-employment benefits are recognized when the event triggering the obligation occurs.

Income taxes
Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We provide a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the asset will not be realized.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets, while those related to current expenses are included in the determination of income for the year.  All non-refundable investment tax credits recognized in income are recorded as a reduction in income tax expense for the year. Refundable tax credits are recorded as a reduction in the related expense.

Foreign currency translation
Although we report the Company’s financial results in U.S. dollars, the functional currency of the Company’s Canadian operations is Canadian dollars. The functional currencies of the Company’s foreign subsidiaries are their local currencies. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies of operations at prevailing year-end exchange rates. Non-monetary assets and liabilities are translated into functional currencies at historical rates. Assets and liabilities of foreign operations with a functional currency other than U.S. dollars are translated into U.S. dollars at prevailing year-end exchange rates, while revenue and expenses of these foreign operations are translated into U.S. dollars at average monthly exchange rates. The Company’s net investments in foreign (non-Canadian) subsidiaries are translated into U.S. dollars at historical exchange rates.

Exchange gains and losses on foreign currency transactions are recorded in other income (expenses), net. Upon the sale or upon complete or substantially complete liquidation of an investment in a foreign (a non-Canadian functional currency) entity, the amount attributable to that entity and accumulated in the translation adjustment component of the equity is removed from the separate component of equity and reported as part of the gain or loss on sale or liquidation of the investment in the period during which the sale or liquidation occurs.

Exchange gains or losses arising on translation of the Company’s net equity investments in these foreign (non-Canadian) subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded as OCI. Upon reduction of the Company’s investment in the foreign (non-Canadian) subsidiary, due to a sale or complete or substantially complete liquidation, the amount from the reporting currency translation as well as the offsetting amount from the translation of foreign currency long-term liabilities included in accumulated other comprehensive income are recognized in income.

Derivative financial instruments
In the normal course of business, the Company uses derivative financial instruments to manage foreign currency exchange rate risks. Derivative transactions are governed by a uniform set of policies and procedures covering areas such as authorization, counterparty exposure and hedging practices. Positions are monitored based on changes in foreign currency exchange rates and their impact on the market value of derivatives. Credit risk on derivatives arises from the potential for counterparties to default on their contractual obligations to the Company. The Company limits its credit risk by dealing with counterparties that are considered to be of high credit quality. The Company does not enter into derivative transactions for trading or speculative purposes. The Company records derivatives at fair value either as prepaid expenses and other or as accounts payable and accrued liabilities on the consolidated statements of financial position. The Company determines the fair value of the derivative financial instruments using relevant market inputs when no quoted market prices exist for the instruments. The fair value of the derivative financial instruments is determined by comparing the rates when the derivatives are acquired to the market rates at period-end. The key inputs include interest rate yield curves, foreign exchange spot and forward rates.  The Company classifies cash flows from its derivative programs as cash flows from operating activities in the consolidated statements of cash flows.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. In order for a derivative to qualify for hedge accounting, the derivative must be formally designated as a fair value, cash flow or net investment hedge by documenting the relationship between the derivative and the hedged item. The documentation includes a description of the hedging instrument, the hedged item, the risk being hedged, the risk management objective and strategy for undertaking the hedge, the method for assessing the effectiveness of the hedge and the method for measuring hedge ineffectiveness. Additionally, the hedge relationship must be expected to be highly effective at offsetting changes in either the fair value or cash flows of the hedged item at both inception of the hedge and on an ongoing basis. We assess the ongoing effectiveness of the Company’s hedges on a quarterly basis.

Controls and procedures
Management of MDS is responsible for the design and operation of disclosure controls and procedures and internal control over financial reporting, and is required to evaluate the effectiveness of these controls on an annual basis.

An effective system of disclosure controls and procedures and internal control over financial reporting is highly dependent upon adequate policies and procedures, human resources and information technology. All control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of the controls or procedures.  As a result, there is no certainty that our disclosure controls and procedures or internal control over financial reporting will prevent all errors or all fraud.

In addition, changes in business conditions or changes in the nature of the Company’s operations may render existing controls inadequate or affect the degree of compliance with policies and procedures.  Accordingly, even disclosure controls and procedures and internal control over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives.

At the end of the period covered by this report, management conducted an evaluation of the Company’s disclosure controls and procedures and internal control over financial reporting.  Our conclusions are set out below:

Management’s annual report on disclosure controls and procedures
Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators.

Based on that evaluation, management of MDS, including the Chief Executive Officer and Chief Financial Officer, has concluded that as a result of the material weakness described below in Management’s annual report on internal control over financial reporting, the disclosure controls and procedures were not effective as of October 31, 2009.  Management believes that the reported material weakness is narrow in scope.

Management’s annual report on internal control over financial reporting
Management of MDS, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting using the Committee of Sponsoring Organizations of the Treadway Commission (COSO) criteria.  Management believes that the COSO framework is suitable for its evaluation of the Company’s internal control over financial reporting because it is free from bias and it permits reasonably consistent qualitative and quantitative measurements of MDS’s internal control. It also is sufficiently complete in that it includes those relevant factors that would alter a conclusion about the effectiveness of the Company’s internal control, and because it is relevant to an evaluation of internal control over financial reporting.

As a result of our internal controls review, management has determined that given the circumstances and events faced by the Company as related to the strategic repositioning plan, the Company did not maintain effective processes and controls over the accounting and reporting of complex and non-routine transactions. Specifically, the design of an integrated system of controls over the accounting and reporting for discontinued operations, including incomes taxes, was not adequate. In addition, the technical complexity and volume of work associated with the strategic repositioning plan placed substantial demands on the Company’s tax resources, which in turn diminished the operating effectiveness of our internal controls for both routine and non-routine income tax accounting and reporting.

Based on these findings, management of MDS, including the Chief Executive Officer and the Chief Financial Officer, has concluded that this combination of deficiencies constitutes a material weakness in the Company’s internal control over financial reporting and that the Company’s internal control over financial reporting was not effective as of October 31, 2009.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

Notwithstanding the material weakness mentioned above, management has concluded that the consolidated financial statements included in this annual report present fairly, in all material respects, the Company’s financial position as of October 31, 2009 and 2008, and its results of operations and cash flows for each of the three years ended October 31, 2009, in conformity with U.S. GAAP.

Ernst & Young LLP, a registered public accounting firm has audited the consolidated financial statements of MDS for the fiscal year ended October 31, 2009, has also issued a report on the Company’s consolidated financial statements and internal control over financial reporting under Auditing Standard No. 5 of the Public Company Accounting Oversight Board (United States).  A copy of their reports dated January 25, 2010 are included on pages 41 and 42 of the Consolidated Financial Statements.

Changes in internal control over financial reporting
During fiscal 2009, our Board of Directors formed a Special Committee to review strategic alternatives to enhance shareholder value. Based on the results of this review, we sold Phase II-IV and Central Labs and announced our intention to sell Early Stage. We also announced that we have entered into an agreement to sell MDS Analytical Technologies.

The strategic repositioning plan, combined with other demands related to the impact of the economic downturn and the unexpected and prolonged shutdown of the AECL NRU reactor, was expected to create substantial demands on management in terms of workload and time constraints and increase the overall risk of being able to maintain effective internal control over financial reporting. In anticipation of these demands and to help mitigate these risks, we implemented a series of actions designed to strengthen year-end disclosure controls and procedures and to help maintain effective internal control over financial reporting. These actions included hiring of additional resources, weekly status meetings for finance and senior management, implementation of cross-functional project management disciplines, expanded use of external experts to support due diligence, carve-outs, and complex accounting and tax matters, development of new processes related to divestiture accounting, and new oversight controls, including enhanced analytics related to discontinued operations and continuing operations. Despite these efforts, management of MDS has concluded that the strategic repositioning plan and its associated technical complexities and volume of work created a combination of deficiencies which were deemed a material weakness and that the Company’s internal control over financial reporting was not effective as of October 31, 2009.

To address the material weakness identified as of October 31, 2009, management has subsequently implemented several measures to remediate these identified control deficiencies.  These actions include further strengthening of the design of internal controls over complex and non-routine transactions, and the augmentation of tax resources with additional external support. Although we believe that the reported material weakness is narrow in scope, we intend to continue our efforts to strengthen and enhance our disclosure controls and procedures and internal control over financial reporting on an ongoing basis